UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SB-1/A
Amendment No. 3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Patriot Power Corp.
(Name of small business issuer in its charter)

Nevada	1090	98-0460209
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

502 East John Street, Carson City, Nevada, 89706
847-537-3800
(Address and telephone number of principal executive offices)

502 East John Street, Carson City, Nevada, 89706
(Address of principal place of business or intended principal place of business)

CSC Services of Nevada
502 East John Street, Carson City, Nevada, 89706
(Name, address and telephone number of agent for service)

Copies of all communication to:

John. D. Briner Law Corp., 999 W. Hastings, Suite 510, Vancouver, BC V6C 2W2
(604) 685-7552

Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.	☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.	☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.	☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.	☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Dollar Amount to be registered	Number of Shares to be registered	Proposed maximum offering price per unit	Amount of registration fee
Common stock	$9,999,000	3,333,000	$3.00	$1,069.89

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Disclosure alternative used (check one): Alternative 1   Alternative 2 X

Subject to Completion, Dated November 28, 2006

PROSPECTUS

Patriot Power Corp.

3,333,000 Shares of Common Stock

The selling shareholders named in this prospectus are offering 3,333,000 shares of common stock of Patriot Power Corp. We will not receive any of the proceeds from the sale of these shares. The shares were acquired by the selling shareholders directly from us in a private offering of our common stock that was exempt from registration under the securities laws. The selling shareholders have set  a fixed offering price for these securities of $3.00 per share and an offering period of four months from the date of this prospectus. If after four months all shares of common stock offered herein have not been sold, we will file a post effective amendment to extend the offering or file a post effective amendment to deregister any unsold shares. We will sell our securities at a fixed price until our securities are quoted on the OTC Bulletin Board, or other specified market, and thereafter at prevailing market prices or privately negotiated prices. See “Security Ownership of Selling Shareholders and Management” for more information about the selling shareholders.

Our common stock is presently not traded on any market or securities exchange. The offering price may not reflect the market price of our shares after the offering. The selling shareholders will sell the common stock at a fixed price of $3.00 until the shares are quoted on the OTC Bulletin Board, or other specified market, and thereafter at prevailing market prices or privately negotiated prices.

This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss. See “Risk Factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Shares Offered by Selling Shareholders	Price To Public	Selling Agent Commissions	Proceeds to Selling Shareholders
Per Share	$3.00	Not applicable	$3.00
Minimum Purchase	No minimum	Not applicable	Not applicable
Total Offering	$9,999,000	Not applicable	$9,999,000

Proceeds to the selling shareholders do not include offering costs, including filing fees, printing costs, legal fees, accounting fees, and transfer agent fees estimated at $10,000. Patriot Power Corp. will pay these expenses.

This Prospectus is dated November 28, 2006.

TABLE OF CONTENTS

PROSPECTUS SUMAMRY	5
The Offering	5
Selected Financial Information	5
RISK FACTORS	4
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	11
USE OF PROCEEDS	12
Determination of Offering Price	12
DILUTION	13
SELLING SECURITY HOLDERS	13
PLAN OF DISTRIBUTION	15
BUSINESS OF THE ISSUER	16
Business Development	17
Options Agreements with Maggie May Minerals and Rodinia Minerals	17
Option Agreement with Maggie May Minerals	17
Option Agreement with Rodinia Minerals	17
Loan Agreement with Atomic Minerals	18
Mormon Lake Claims Gila County, Arizona	18
Location of the Mormon Lake Claims	18
Property Access	19
Regional Geology	19
Geology of Property	19
Exploration History at the Mormon Lake Property	19
Phase One Exploration (proposed exploration)	22
Overveiw of the Uranium Mining and the Industry	23
Compliance With Government Regulation	25
Employees	26
PLAN OF OPERATIONS	26
Results of Operations	26
Liquidity And Capital Resources	26
DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES	27
REMUNERATION OF DIRECTORS AND OFFICERS	27
SECURITY OWNERSHIP OF MANAGMENT AND CERTAIN SECURITY HOLDERS	28
INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS	28
SECURITIES BEING OFFERED	28
Common Stock	29
Transfer Agent And Registar	29
SEC POSITION ON INDEMNIFICATION	29
LEGAL MATTERS	29
EXPERTS	30
AVAILABLE INFORMATION	30
REPORTS TO STOCKHOLDERS	30
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	31
Financial Statements	32
NOTES TO FINANCIAL STATEMENTS	36
DEALER PROSPECTUS DELIVERY OBLIGATION	39
PART II - INFORMATION NOT REQUIRED IN PROSPECTUS	39
ITEM 1. INDEMNIFICATIONOF DIRECTORS AND OFFICERS	39
ITEM 2. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION	39
ITEM 3. UNDERTAKINGS	39
ITEM 4. UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR	40
ITEM 5. INDEX TO EXHIBITS	40
ITEM 6. DESCRIPTION OF EXHIBITS	41
SIGNATURES	41

PROSPECTUS SUMMARY

Patriot Power Corp.

Patriot Power Corp., also referred to as “Patriot Power”, “Patriot” or the “Company”, is an exploration stage company engaged in the acquisition and exploration of uranium properties. Our business model is focused on exploring properties in areas where uranium mineralization is present and where there have been previous uranium exploration activities.

Our auditors have issued a going concern opinion, raising substantial doubt about Patriot Power’s financial prospects and the Company’s ability to continue as a going concern. Since our inception on March 07, 2005 through to the period ended March 31, 2006 we have not earned any revenues. In addition, we have limited active business operations. We will require additional financing in order to complete the full exploration program described more fully in the section entitled, Business of the Issuer.

The Offering

Securities offered	3,333,000 shares of common stock
Selling shareholder(s)	28
Offering price	$3.00 per share
Shares outstanding prior to the offering	26,035,000 shares of common stock
Use of proceeds	We will not receive any proceeds from the sale of the common stock by the selling shareholders.

RISK FACTORS

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, PROSPECTIVE PURCHASERS OF THE UNITS OFFERED HEREBY SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS IN EVALUATING THE COMPANY AND ITS BUSINESS.

IF ANY OF THE FOLLOWING RISKS OCCUR, OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION COULD BE SERIOUSLY HARMED. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES WE FACE. ADDITIONAL RISKS AND UNCERTAINTIES, INCLUDING THOSE THAT WE DO NOT KNOW ABOUT OR THAT WE CURRENTLY DEEM IMMATERIAL, ALSO MAY ADVERSELY AFFECT OUR BUSINESS. THE TRADING PRICE OF OUR SHARES OF COMMON STOCK COULD DECLINE DUE TO ANY OF THESE RISKS, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

THE SECURITIES WE ARE OFFERING THROUGH THIS PROSPECTUS ARE SPECULATIVE BY NATURE AND INVOLVE AN EXTREMELY HIGH DEGREE OF RISK AND SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. WE ALSO CAUTION PROSPECTIVE INVESTORS THAT THE FOLLOWING RISK FACTORS, AMONG OTHERS, COULD CAUSE OUR ACTUAL FUTURE OPERATING RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD LOOKING STATEMENTS, ORAL OR WRITTEN, MADE BY OR ON BEHALF OF US. IN ASSESSING THESE RISKS, WE SUGGEST THAT YOU ALSO REFER TO OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, INCLUDING OUR FINANCIAL STATEMENTS AND RELATED NOTES.

RISKS RELATED TO OUR COMPANY AND OUR INDUSTRY

THE EXPLORATION OF MINERAL DEPOSITS INVOLVES SIGNIFICANT FINANCIAL RISK. IF WE FAIL TO DISCOVER A ECONOMICALLY EXPLOITABLE BODY OF MINERALIZATION, OR WE DO NOT HAVE THE MONEY TO REMOVE THE MINERALIZED MATERIAL, YOU MAY LOSE ALL OR PART OF YOUR ENTIRE INVESTMENT.

Patriot Power Corp. is engaged in exploration activity for uranium. The exploration of mineral deposits involves significant financial and other risks over an extended period of time, which the combination of careful evaluation, experience and knowledge may not eliminate. Few properties that are explored are ultimately developed into producing mines. It is possible that the Company’s exploration program will fail to locate sufficient resources to warrant further exploration.

The Company's exploration properties are all at the exploration stage and do not contain any reserves at this time. It is impossible to ensure that the current or proposed exploration programs on properties in which the Company has an interest will result in the delineation of mineral deposits or in profitable commercial mining operations. If we don't find mineralized material or we cannot remove mineralized material, either because we do not have the money to do it or because it is not economically feasible to do it, we will cease operations and you may lose all or part of your investment.

WE HAVE A LIMITED OPERATING HISTORY. THERE CAN BE NO ASSURANCE THAT WE WILL BE SUCCESSFUL IN GROWING OUR URANIUM EXPLORATION ACTIVITIES.

The Company has a limited history of operations. As a result of our brief operating history and limited activities in uranium exploration activities, our success to date in entering into ventures to acquire interests in exploration blocks may not be indicative that we will be successful in entering into any further ventures. There can be no assurance that we will be successful in growing our uranium exploration activities. Any future significant growth in our uranium exploration activities will place demands on our executive officers, and any increased scope of our operations will present challenges to us due to our current limited management resources. Our future performance will depend upon our management and their ability to locate and negotiate opportunities to participate in joint venture and other arrangements whereby we can participate in exploration opportunities. There can be no assurance that we will be successful in these efforts. Our inability to locate additional opportunities, to hire additional management and other personnel or to enhance our management systems could have a material adverse effect on our results of operations. There can be no assurance that the Company's operations will be profitable.

At  March 31, 2006, the Company had no revenue-producing operations. The Company is not currently operating profitably and it should be anticipated that it will no produce revenue and will operate at a loss at least until such time when the production stage is achieved, if production is, in fact, ever achieved.

WE NEED TO CONTINUE AS A GOING CONCERN IF OUR BUSINESS IS TO SUCCEED. OUR INDEPENDENT AUDITOR HAS RAISED SUBSTANTIAL DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN.

The report of our independent accountant to our audited financial statements for the period ended March 31, 2006 indicates that there are a number of factors that raise substantial doubt about our ability to continue as a going concern. Our auditor reports that we have no source of revenue and that we are dependent upon obtaining adequate financing if we are to succeed. If we are not able to continue as a going concern, it is likely investors will lose all of their investment.

WE MAY RAISE ADDITIONAL CAPITAL AND, THEREBY, FURTHER DILUTE THE TOTAL NUMBER OF SHARES ISSUED AND OUTSTANDING.

Patriot Power may need to raise additional capital, in addition to the financing as reported in this registration statement, by issuing additional shares of common stock and will, thereby, increase the number of common shares outstanding. There can be no assurance that this additional capital will be available to meet these continuing exploration costs or, if the capital is available, that it will be available on terms acceptable to the Company. The issuances of additional equity securities by the Company may result in a significant dilution in the equity interests of its current shareholders. If the Company is unable to obtain financing in the amounts and on terms deemed acceptable, the business and future success of the Company will almost certainly be adversely affected.

To raise additional capital we may have to issue additional shares, which may substantially dilute the interests of existing shareholders. Alternatively, we may have to borrow large sums, and assume debt obligations that require us to make substantial interest and capital payments. If we are able to raise additional capital, we cannot assure that it will be on terms that enhance the value of our common shares.

THERE IS A HIGHER RISK OUR BUSINESS WILL FAIL BECAUSE OUR PRESIDENT DOES NOT HAVE FORMAL TRAINING SPECIFIC TO THE TECHNICALITIES OF MINERAL EXPLORATION.

Mr. Ronald Atlas, our President and a Director of the Company, does not have formal training as a geologist or in the technical aspects of management of a mineral exploration company. Our President lacks technical training and experience with exploring for, starting, and operating a mine, and may not be fully aware of the specific requirements related to working within this industry. Our management's decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use. Consequently, our operations, earnings, and ultimate financial success could suffer irreparable harm due to management's lack of experience in this industry.

WE ARE DEPENDENT ON KEY PERSONNEL. IF WE ARE NOT ABLE TO RETAIN THE SERVICES OF OUR KEY PERSONNEL OUR BUSINESS COULD BE ADVERSELY AFFECTED.

The success of our operations and activities is dependent to a significant extent on the efforts and abilities of key Officers and Directors. The loss of the services of Ron Atlas, our President and a Director , and Ken Thorsen, a Director, could have a material adverse effect on our business. The Company has not purchased key man life insurance for any of these individuals.

MINERAL EXPLORATION AND PROSPECTING FOR URANIUM IS HIGHLY COMPETITIVE AND SPECULATIVE.

The process of mineral exploration and prospecting for uranium is a highly competitive and speculative business. In seeking available opportunities, the Company will compete with a number of other companies, including established, multi-national companies that have more experience and resources than the Company. We compete with other exploration companies looking for uranium deposits. Because we may not have the financial and managerial resources to compete with other companies, we may not be successful in our efforts to acquire new projects. However, while we compete with other exploration companies, there is no competition for the exploration or removal of mineral from our claims.

THE IMPRECISION OF MINERAL DEPOSIT ESTIMATES MAY PROVE ANY RESOURCE CALCULATIONS THAT WE MAKE TO BE UNRELIABLE.

Mineral deposit estimates and related databases are expressions of judgment based on knowledge, mining experience, and analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral deposit estimates are imprecise and depend upon statistical inferences, which may ultimately prove unreliable. Furthermore, none of the Company's mineral deposits are considered reserves, and there can be no assurances that any of such deposits will ever be reclassified as reserves. Mineral deposit estimates included here have not been adjusted in consideration of these risks and, therefore, no assurances can be given that any mineral deposit estimate will ultimately be reclassified as reserves.

WE ARE SENSITIVE TO URANIUM PRICE FLUCTUATIONS. THE PRICE OF URANIUM IS VOLATILE AND PRICE CHANGES ARE BEYOND OUR CONTROL.

Uranium prices are subject to fluctuation. The prices for uranium have been and will continue to be affected by numerous factors beyond the Company's control. Factors that affect the price of uranium include the demand for nuclear power, political and economic conditions in uranium producing and consuming countries, uranium supply from secondary sources and uranium production levels and costs of production. Price volatility and downward price pressure, which can lead to lower prices for uranium, could have a material adverse effect on the costs or the viability of our projects.

COMPLIANCE WITH ENVIRONMENTAL CONSIDERATIONS AND PERMITTING COULD HAVE A MATERIAL ADVERSE EFFECT ON THE COSTS OR THE VIABILITY OF OUR PROJECTS. THE HISTORICAL TREND TOWARD STRICTER ENVIRONMENTAL REGULATION MAY CONTINUE, AND, AS SUCH, REPRESENTS AN UNKNOWN FACTOR IN OUR PLANNING PROCESSES.

Compliance with environmental considerations, government permitting and regulations has a material effect on the economics of our operations and the timing of project execution. Our primary regulatory costs have been related to obtaining licenses and permits from federal and state agencies before the commencement of mining activities. An environmental impact study that must be obtained on each property in order to obtain governmental approval to mine on the properties is also a part of the overall operating costs of a mining company.

Although the Company believes that its operations are in compliance, in all material respects, with all relevant permits, licenses and regulations involving worker health and safety as well as the environment, the historical trend toward stricter environmental regulation may continue. The uranium industry is subject not only to the worker health and safety and environmental risks associated with all mining businesses, but also to additional risks uniquely associated with uranium mining and milling. The possibility of more stringent regulations exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining and milling sites, and other environmental matters. Complications to compliance with environmental considerations resulting from the introduction of regulations and permitting that are more stringent could have a material adverse effect on the costs or the viability of a particular project.

FUTURE CHANGES IN GOVERNMENTS, REGULATIONS AND POLICIES, COULD ADVERSELY AFFECT THE COMPANY'S RESULTS OF OPERATIONS FOR A PARTICULAR PERIOD AND ITS LONG-TERM BUSINESS PROSPECTS.

Mining and exploration activities, particularly uranium mining and milling in the United States, are subject to extensive regulation by state and federal governments. Such regulation relates to production, development, exploration, exports, taxes and royalties, labor standards, occupational health, waste disposal, protection and remediation of the environment, mine and mill reclamation, mine and mill safety, toxic substances and other matters. Compliance with such laws and regulations has increased the costs of exploring, drilling, developing, constructing, operating mines and other facilities. Furthermore, future changes in governments, regulations and policies, could adversely affect the Company's results of operations in a particular period and its long-term business prospects.

Worldwide demand for uranium is directly tied to the demand for energy produced by the nuclear electric industry, which is also subject to extensive government regulation and policies. The development of mines and related facilities is contingent upon governmental approvals, which are complex and time consuming to obtain and which, depending upon the location of the project, involve various governmental agencies. The duration and success of such approvals are subject to many variables outside the Company's control.

RISKS RELATED TO OUR FINANCIAL CONDITION AND BUSINESS MODEL

IF WE DO NOT OBTAIN ADDITIONAL FINANCING, OUR BUSINESS WILL FAIL.

We will need to obtain additional financing in order to complete our business plan. We currently do not have any operations and we have no income. We do not have any arrangements for financing and we may not be able to find such financing if required. Obtaining additional financing would be subject to a number of factors, including investor acceptance of mineral claims and investor sentiment. These factors may adversely affect the timing, amount, terms, or conditions of any financing that we may obtain or make any additional financing unavailable to us.

OUR COMPANY WAS RECENTLY FORMED AND WE HAVE NOT PROVEN THAT WE CAN GENERATE A PROFIT. IF WE FAIL TO GENERATE INCOME AND ACHIEVE PROFITABILITY, AN INVESTMENT IN OUR SECURITIES MAY BE WORTHLESS.

We have no operating history and have not proved we can operate successfully. If we fail, your investment in our common stock will become worthless. From inception to March 31, 2006, we have not earned any revenue. We face all of the risks inherent in a new business. The purchase of the securities offered hereby must therefore be regarded as the placing of funds at a high risk in a new or "start-up" venture with all the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

THE COMPANY HAS NOT PAID ANY CASH DIVIDENDS ON ITS SHARES OF PREFERRED OR COMMON STOCK AND DOES NOT ANTICIPATE PAYING ANY SUCH DIVIDENDS IN THE FORESEEABLE FUTURE.

Payment of future dividends, if any, will depend on earnings and capital requirements of the Company, the Company’s debt facilities and other factors considered appropriate by the Company’s Board of Directors. To date, the Company has not paid any cash dividends on its Common Stock and does not anticipate paying any such dividends in the foreseeable future.

WE FACE A POSSIBILITY OF CURRENCY/EXCHANGE RATE RISK.

The Company anticipates most of the revenue to be earned in U.S. dollars; however, some costs may be incurred and paid in Canadian dollars.  Exchange rate fluctuations could have an adverse effect on the Company’s financial position.

RISKS RELATED TO THIS OFFERING

IF WE COMPLETE A FINANCING THROUGH THE SALE OF ADDITIONAL SHARES OF OUR COMMON STOCK, THEN SHAREHOLDERS WILL EXPERIENCE DILUTION.

The most likely source of future financing presently available to us is through the sale of shares of our common stock. Any sale of common stock will result in dilution of equity ownership to existing shareholders. This means that if we sell shares of our common stock, more shares will be outstanding and each existing shareholder will own a smaller percentage of the shares then outstanding.

THERE IS A LACK OF A PUBLIC MARKET FOR OUR COMMON SHARES, WHICH LIMITS OUR SHAREHOLDERS' ABILITY TO RESELL THEIR SHARES OR PLEDGE THEM AS COLLATERAL.

There is currently no public market for our shares, and we cannot assure you that a market for our stock will develop. Consequently, investors may not be able to use their shares for collateral or loans and may not be able to liquidate at a suitable price in the event of an emergency. In addition, investors may not be able to resell their shares at or above the price they paid for them or may not be able to sell their shares at all.

THE RIGHTS OF THE HOLDERS OF THE SHARES OFFERED HEREBY WILL BE SUBJECT TO, AND MAY BE ADVERSELY AFFECTED BY, THE RIGHTS OF THE HOLDERS OF ANY PREFERRED STOCK THAT MAY BE ISSUED IN THE FUTURE.

The Board of Directors may issue shares of Preferred Stock of the Company, from time to time, without shareholders approval, on such terms as the Board may determine. The rights of the holders of the Shares offered hereby will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. Moreover, although the ability of the Company to issue Preferred Stock may provide flexibility in connection with future acquisitions and other corporate purposes, such issuance may make it more difficult for a third party to acquire, or may discourage a third party from acquiring, a majority of the Common Stock of the Company.

OUR STOCK IS A PENNY STOCK. TRADING OF OUR STOCK MAY BE RESTRICTED BY THE SEC'S PENNY STOCK REGULATIONS AND THE NASD'S SALES PRACTICE REQUIREMENTS, WHICH MAY LIMIT A STOCKHOLDER'S ABILITY TO BUY AND SELL OUR STOCK.

Our stock is a penny stock. The Securities and Exchange Commission (the "SEC") has adopted Rule 15g-9 which generally defines "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors". The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser, and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

In addition to the "penny stock" rules promulgated by the SEC, the NASD has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, the NASD believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This registration statement contains "forward-looking statements". that involve risks an uncertainties. We use words such as "anticipate", "expect", "intend", "plan"  "believe", "seek"
and "estimate", and variations of these words and similar expressions to identify such forward-looking statements. You should not place too much reliance on these forward-looking statements. Our actual results are most likely to differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described in the preceding "Risk Factors" section and elsewhere in this prospectus.

These forward-looking statements address, among others, such issues as:

▪	the amount and nature of future exploration, development and other capital expenditures,

▪	mining claims to be drilled,

▪	future earnings and cash flow,

▪	development projects,

▪	exploration prospects,

▪	drilling prospects,

▪	development and drilling potential,

▪	business strategy,

▪	expansion and growth of our business and operations, and

▪	our estimated financial information.

These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate under the circumstances. However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties, which could cause our actual results, performance and financial condition to differ materially from our expectation.

Consequently, these cautionary statements qualify all of the forward-looking statements made in this prospectus. We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they would have the expected effect on us or our business or operations.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the common stock offered through this prospectus by the selling stockholders.

Determination of Offering Price

The determination of the $3.00 per share offering price of our common stock was based on management’s assessment of the underlying assets that Patriot Power has the option to acquire, in whole or in part, which consist of: (1) an option to acquire from Maggie May Minerals Inc. an undivided 100% right, title and interest in and to twenty-one unpatented lode mining claims located at Mormon Lake in Gila County, Arizona, and (2) the option and joint venture agreement with Rodinia Minerals, Inc. to acquire 60% interest in 209 unpatented lode mining Mormon Lake claims, also located in Gila County, Arizona .

The factors considered by us in determining the offering price were:

➢	Patriot Power’s potential majority interest in the properties as implied by the option agreements with Maggie May Minerals, Inc. and Rodinia Minerals, Inc.;

➢	history of exploration work on the properties, including the detailed analyses of twelve drill holes by Hazen Research Inc.;

➢	the Wyoming Minerals database acquired by Rodinia Minerals;

➢	the area covered by the mineral claims;

and general market factors that include:

➢	consolidation of uranium producers over the last several years has squeezed the number of uranium suppliers;

➢	a global decline in commercial uranium inventories is developing;

➢	demand for uranium due to new nuclear power stations coming online that utilize U3O8.

Since our inception we have completed the following private offerings of our common stock:

•	We issued 4,000,000 shares of common stock in March 2005 at a price of $0.001 per share to the founders of the Company.

•	We issued 2,000,000 shares of common stock in May 2005 in lieu of payment for services at a price of $0.001 per share.

•	On May 31, 2005 the Company did a forward split of its common stock on a ratio of 3.33 to 1. The issued and outstanding shares increased from 6,000,000 to 19,980,000 issued and outstanding

•	We completed an offering of 3,555,000 shares of our common stock at a price of $0.50 per share to a total of 30 purchasers in December 2005 and January 2006 for total cash consideration of $1,775,000.

•	We issued a total of 2,500,000 shares of our common stock to Maggie May Minerals Inc. as partial consideration for the purchase of various claims.

The private share price offerings detailed above did not contribute to the determination of our offering price. The price of the common stock sold in these private placements was determined prior to the acquisition of our assets.

Management’s assessment of the underlying assets contributed to our offering price determination. The $3.00 per share offering price of our common stock was determined after we acquired our assets.

DILUTION

The common stock to be sold by the selling shareholder is common stock that is currently issued and outstanding. Accordingly, there will be no dilution to our existing shareholders.

SELLING SECURITY HOLDERS

The selling security holders named in this prospectus are offering all of the 3,333,000 shares of common stock offered through this prospectus. The selling security holders acquired the 3,333,000 shares of common stock offered through this prospectus from us in the following  transaction:

1.
The selling security holders acquired 3,555,000 shares of our common stock at a price of $0.50 per share in an offering that was exempt from registration under Regulation S and Section 4(2) of the Securities Act of 1933 and completed in December 2005 and January 2006 for total cash consideration of $1,775,000.

The following table provides as of April 20, 2006 information regarding the beneficial ownership of our common stock held by each of the selling security holders, including:

1.	the identity of the beneficial holder of any entity that owns the shares;
2.	the number of shares beneficially owned by each prior to this offering;
3.	the total number of shares that are to be offered by each;
4.	the total number of shares that will be beneficially owned by each upon completion of the offering; and
5.	the percentage owned by each upon completion of the offering.

Name Of Selling Security Holder(1)	Beneficial Ownership Before Offering(1)		Number of Shares Being Offered	Beneficial Ownership After Offering(1)
	Number of Shares	Percent(2)		Number of Shares	Percent(2)
ROBIN ATLAS	25,000	*	23,250	1,750	*
ATON VENTURES FUND LTD. ** Dr. Werner Keicher	200,000	*	186,000	14,000	*
BRIAN BAILEY	25,000	*	23,250	1,750	*
BTR GLOBAL OPPORTUNITIES TRADING LIMITED** Gary Ostoich	1,000,000	3.8%	930,000	70,000	*
CARRERA CAPITAL CORP.** John Welson	70,000	*	65,100	4,900	*
GLOBAL PLASTICS** John Friesen	200,000	*	186,00	14,000	*
EDWARD GRANT	100,000	*	93,000	7,000	*
HAYWOOD SECURITIES** ITF ARBUTUS GARDENS APARTMENTS CORP John Mackay	250,000	*	232,500	17,500	*
HAYWOOD SECURITIES** ITF THOMAS B. BEATTIE	12,500	*	11,625	875	*
HAYWOOD SECURITIES** ITF BLAKE CORBET	30,000	*	27,900	2,100	*
HAYWOOD SECURITIES** ITF SANDRA HUGHES	130,000	*	120,900	9,100	*
HAYWOOD SECURITIES** ITF DAVID LYALL	500,000	1.9%	465,000	35,000	*
HAYWOOD SECURITIES** ITF JAMES MUSTARD	50,000	*	46,500	3,500	*
HAYWOOD SECURITIES** ITF CHRIS NEUFELD	15,000	*	13,950	1,050	*
HAYWOOD SECURITIES** ITF FRANK STRONACH	12,500	*	11,625	875	*
CURT HILLIER	20,000	*	18,600	1,400	*
INITIAL CAPITAL CORP** CURT HILLIER	200,000	*	186,000	14,000	*
JOCO ENERGY, LTD** Edward Grant	40,000	*	37,200	2,800	*
ROGER KAZANOWSKI	100,000	*	93,000	7,000	*
BOB KRAHN	20,000	*	18,600	1,400	*
JOE MEYERING	4,000	*	3,720	280	*
LARRY KNOLL	20,000	*	18,600	1,400	*
LOUISE MORLEY	90,000	*	83,700	6,300	*
RANDALL POW	150,000	*	139,500	10,500	*
SARAGUAY HOLDINGS Ltd.** Allan MacDougall	50,000	*	46,500	3,500	*
CURTIS TINGLEY	11,000	*	10,230	770	*
JOHN WELSON	130,000	*	120,900	9,100	*
YING CHUN YE	100,000	*	93,000	7,000	*
TOTAL	3,555,000	13.7%	3,333,000	222,000	0.8%

NOTES

*Represents less than 1%
** Holding shares in trust for client. No shareholder is a broker dealer or an affiliate of a broker dealer.

(1) The named party beneficially owns and has sole voting and investment power over all shares or rights to these shares, unless otherwise shown in the table. The numbers in this table assume that none of the selling security holders sells shares of common stock not being offered in this prospectus or purchases additional shares of common stock, and assumes that all shares offered are sold.

(2) Applicable percentage of ownership is based on 26,035,000 common shares outstanding as of April 20, 2006, plus any securities held by such holder exercisable for or convertible into common shares within sixty days after the date of this prospectus, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended.

Other than Robin Atlas, who is the sister of our President, Ronald Atlas, none of the selling security holders:

(i)	has had a material relationship with us or any of our affiliates other than as a security holder at any time within the past three years; or
(ii)	has ever been one of our officers or directors.

PLAN OF DISTRIBUTION

No Public Market for Our Common Shares

There is no public market for our common shares. As a result, shareholders’ ability to resell their shares or pledge them as collateral may not be possible. We cannot assure you that a market for our common stock will develop, or that the shares offered will have a market value, or that they can be resold at the offered price. In addition, We cannot assure you that an active secondary market for our common stock will develop, or that a public market for our securities may be sustained and developed. Consequently, shareholders may not be able to resell their shares at or above the price they paid for them or may not be able to sell their shares at all. Shareholders may not be able to liquidate at a suitable price in the event of an emergency, and investors may not be able to use their shares for collateral or loans.

If we complete a financing through the sale of additional shares of our common stock, then shareholders will experience dilution. The most likely source of future financing presently available to us is through the sale of shares of our common stock. Any sale of common stock will result in dilution of equity ownership to existing shareholders. This means that if we sell shares of our common stock, more shares will be outstanding and each existing shareholder will own a smaller percentage of the shares then outstanding.

In the event that a public market develops for our common stock, sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock. Shares of our common stock that are eligible for sale in the future could negatively affect the market price of our common stock. At present there are  26,035,000 shares of Patriot’s common stock issued and outstanding.

The Selling Shareholders or their donees, pledges, transferees or other successors-in-interest selling shares received after the date of this prospectus from a Selling Shareholder as a gift, pledge, distribution or otherwise, may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. The selling shareholders will sell the common stock at a fixed price until the shares are quoted on the OTC Bulletin Board, or other specified market, and thereafter at prevailing market prices or privately negotiated prices.

The selling shareholders have set an offering price for these securities of $3.00 per share, no minimum purchase, and an offering period of four months from the date of this prospectus. We will sell our securities at a fixed price until our securities are quoted on the OTC Bulletin Board, or other specified market, and thereafter at prevailing market prices or privately negotiated prices.

The Selling Shareholders may use any one or more of the following methods when selling shares:

➢       ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
➢       block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
➢       purchases by a broker-dealer as principal and resale by the broker-dealer for its own account;
➢       an exchange distribution following the rules of the applicable exchange;
➢       privately negotiated transactions;
➢       short sales that are not violations of the laws and regulations of any state of the United States;
➢       through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
➢       broker-dealers may agree with the Selling Shareholders to sell a specified number of such shares at a stipulated price per share; and
➢       a combination of any such methods of sale or any other lawful method.

The Selling Shareholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of Selling Shareholders to include the pledgee, transferee or other successors-in-interest as Selling Shareholders under this prospectus. The Selling Shareholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The Selling Shareholders also may sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The Selling Shareholders also may enter into option or other transactions with broker-dealers or other financial institutions for the creation of one or more derivative securities which require the delivery to the broker-dealer or other financial institution of shares offered by this prospectus, which shares the broker-dealer or other financial institution may resell pursuant to this prospectus, as supplemented or amended to reflect the transaction

The aggregate proceeds to the Selling Shareholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the Selling Shareholders reserves the right to accept and, together with its agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The Selling Shareholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling Shareholders that are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

The selling shareholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the common stock. These brokers or dealers may act as principals, or as an agent of a selling shareholder.  Broker-dealers may agree with a selling shareholder to sell a specified number of the stocks at a stipulated price per share. If the broker-dealer is unable to sell common stock acting as agent for a selling shareholder, it may purchase as principal any unsold shares at the stipulated price.  Broker-dealers who acquire common stock as principals may thereafter resell the shares from time to time in transactions in any stock exchange or automated interdealer quotation system on which the common stock is then listed,  at prices and on terms then  prevailing  at the time of sale,  at prices related to the then-current  market price or in negotiated  transactions. Broker-dealers   may use block   transactions   and   sales to and through broker-dealers, including transactions of the nature described above.  The selling shareholders may also sell the common stock in accordance with Rule 144 or Rule 144A under the Securities Act, rather than pursuant to this prospectus. In order to comply with the securities laws of some states, if applicable, the shares of common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common shares may not be sold unless the shares have been registered or qualified for sale in the state or an exemption from registration or qualification is available and is complied with.

From time to time, one or more of the selling shareholders may pledge, hypothecate or grant a security interest in some or all of the shares owned by them. The pledgees, secured parties or person to whom the shares have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling shareholders. The number of a selling shareholder's shares offered under this prospectus will decrease as and when it takes such actions. The plan of distribution for that selling shareholder's shares will otherwise remain unchanged.  In addition, a selling shareholder may, from time to time, sell the shares short, and, in those instances, this prospectus may be delivered in connection with the short sales and the shares offered under this prospectus may be used to cover short sales.

The other selling shareholders and any other underwriters, brokers, dealers or agents that participate in the distribution of the common stock may also be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the securities sold by them may be deemed to be underwriting discounts and commissions. If a selling shareholder is deemed to be an underwriter, the selling shareholder may be subject to certain statutory liabilities including, but not limited to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.  Selling shareholders who are deemed underwriters within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The SEC staff is of a view that selling shareholders who are registered broker-dealers or affiliates of registered broker-dealers may be underwriters under the Securities Act. We will not pay any compensation or give any discounts or commissions to any underwriter in connection with the Securities being offered by this prospectus.

The selling shareholders and other persons participating in the sale or distribution of the common stock will be subject to applicable provisions of the Exchange Act, and the rules and regulations under the Exchange Act,  including Regulation M. This regulation may limit the timing of purchases and sales of any of the common stock by the selling shareholders and any other person.  The anti-manipulation rules under the Exchange Act may apply to sales of common stock in the market and to the activities of the selling shareholders and their affiliates.  Regulation M may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the particular common stock being distributed for a period of up to five business days before the distribution.  These restrictions may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

We cannot assure you that the selling shareholders will sell all or any portion of the common stock offered by this prospectus.  In addition, we cannot assure you that a selling shareholder will not transfer the shares of our common stock by other means not described in this prospectus.

Expenses of Registration

We are bearing substantially all costs relating to the registration of the shares of common stock offered hereby. These expenses are estimated to be $10,000.00, including, but not limited to, legal, accounting, printing and mailing fees. The Selling Shareholders, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of such shares common stock.

BUSINESS OF THE ISSUER

Patriot Power is an exploration stage company engaged in the acquisition and exploration of uranium properties. Our business model is focused on exploring properties in areas where uranium mineralization is present and where there have been previous uranium exploration activities.

Our goal is to maximize the use of our limited financial resources, reduce the risk of unsuccessful drilling efforts, and capitalize on the experience of our management team and consultants. Our operations are focused on identifying and evaluating prospective uranium properties and contributing capital to projects that we believe have the potential to produce uranium in commercial quantities. We plan to participate in projects directly, as the 100% owner of the project, and also as a joint venture partner on those projects in which we hold a partial participation interest.

Management’s strategy is to identify projects that fit our investment and exploration criteria. Our primary objectives are to explore our property holdings with the intent to find an economically exploitable body of mineralization, to achieve the production stage, and generate cash flow and earnings per share. Our goal is to create long-term value for our investors. We believe that our new management team will increase our profile within the industry and lead to additional acquisition, development, and financing opportunities

Our plan of operation is to conduct the first phase of our exploration program on the Mormon Lake property. Our proposed exploration program is designed to explore for uranium potential on the Mormon Lake mineral claims. We are an exploration stage Company and we cannot provide assurance to investors that our mineral claims contain a commercially exploitable mineral deposit, or reserve, until appropriate exploratory work is done and an economic evaluation based on such work concludes economic feasibility.

The Company's exploration properties are all at the exploration stage and do not contain any reserves at this time. It is impossible to ensure that the current or proposed exploration programs on properties in which the Company has an interest will result in the delineation of mineral deposits or in profitable commercial mining operations.

Business Development

The Company was incorporated in the State of Nevada on March 07, 2005 as Lions Metals Inc. On December 15, 2005, the Company changed its name to Patriot Power Corp.

On May 31, 2005 the Company did a forward split of its common stock on a ratio of 3.33 to 1. The issued and outstanding common shares increased from 6,000,000 to 19,980,000. As of June 30, 2006 Patriot Power has 26,035,000 common shares issued and outstanding.

Present Business Activities

Option Agreements with Maggie May Minerals and Rodinia Minerals

Option Agreement with Maggie May Minerals

Maggie May Minerals Inc. is a private Nevada corporation. Maggie May Minerals’ address is 630 E. Plumb Lane, Reno, Nevada 895021.

On November 2, 2005, the Company negotiated an option to acquire from Maggie May Minerals Inc. an undivided 100% right, title and interest in and to twenty-one unpatented lode mining claims, also referred to as the Lake Claims, located at Mormon Lake in Gila County, Arizona.

The Mormon Lake claims are owned 100% by underlying vendors John Rud and Floyd Bleak, and are under option to purchase 100% by Maggie-May Minerals Inc. a Nevada based company.

Consideration to Maggie May

As consideration for its 100% right, title and interest in and to twenty-one unpatented lode mining claims, also referred to as the Lake Claims, located at Mormon Lake in Gila County, Arizona, Patriot will pay to Maggie May, the vendors of the Lake Claims, US $1,000,000 payable, as to US $300,000 on the date all requisite permits are issued to drill at least four confirmation holes on the Lake Claims, the Permitting Approval Date, as to an additional US $300,000 six months after the Permitting Approval Date and, as to an additional US $400,000 twelve months after the Permitting Approval Date; and (ii) two year non-transferable share purchase warrants, also referred to as the “warrants”, entitling the underlying vendors, John Rud and Floyd Bleak, to purchase up to 1,000,000 shares of a public company at an exercise price equal to the greater of the closing price per share of Pubco’s shares on the day prior to the announcement of the transaction --- as defined in the underlying agreement --- or the price of any concurrent financing completed by the public company, which warrants will be exercised at any time until the date that is two years after the date of closing of the transaction. After the transaction is successfully closed, John Rud and Floyd Bleak, the underlying vendors, are entitled to a 1% Yellowcake Royalty, and an additional 2% Yellowcake Royalty - bringing total yellowcake royalties to 3% - from uranium oxide produced from additional claims within ten miles of the outer boundaries of the Lake Claims.

Option Agreement with Rodinia Minerals

Rodinia Minerals Inc. is a Canadian junior exploration company incorporated in British Columbia. The Company is currently listed on Tier 1 of the TSX Venture Exchange, or the TSX-V, under the symbol “RM”. Rodinia focuses on the exploration of uranium properties.

During the third quarter that ended September 30, 2005, Rodinia advanced $92,613 to stake 209 claims, which it acquired through claim staking” in the Mormon Lake, Gila County, Arizona area with the intent to explore these claims for the presence of uranium mineralization.

On November 4, 2005, Patriot Power Corp. announced that it had negotiated the terms of an option and joint venture agreement with Rodinia Minerals, Inc., pursuant to which Patriot can acquire from the Company a 60% interest in 209 unpatented lode mining claims located in Arizona, which are also referred to as the 209 claims.

Patriot will acquire its 60% interest in Rodinia Minerals’ 209 Claims upon Patriot exercising an option, also referred to as the Patriot Option that it holds to acquire a 100% interest, subject to Yellowcake Royalties totaling 3%, in 21 unpatented lode mining claims, also referred to as the Lake Claims. The 209 Claims are in close proximity to the Lake Claims.

Upon the exercise by Patriot of the Patriot Option, the terms of the option and joint venture agreement provide that the Company will then hold a 60% joint venture interest in all 230 Claims, which include twenty-one (21) unpatented lode mining claims the Company can acquire from Maggie May Minerals, plus the 209 unpatented lode mining claims located from joint venture with Rodinia Minerals, subject to Yellowcake Royalties totaling 3%.

To exercise the Patriot Option, Patriot must pay $1,300,000, issue 2,500,000 shares and 1,000,000 share purchase warrants and expend not less than an aggregate $3,500,000 on exploration over four years. Under the terms of the option and joint venture agreement with the Company, Patriot is obliged to maintain the 209 Claims in good standing and is granted the right to conduct exploration and possible development work, in the event that an economically exploitable body of mineralization is discovered.

Yellowcake Royalties Totaling Three Percent

Yellowcake is a natural uranium concentrate that takes its name from its color and texture. Yellowcake, commonly called uranium oxide, typically contains 70 to 90 percent uranium, also referred to as U3O8, by weight. It is used as feedstock for uranium fuel enrichment and fuel pellet fabrication. Patriot Power’s 60% interest in Rodinia Minerals’ 209 Claims is subject to Yellowcake Royalties that total 3% of the proceeds from the sale or other disposition of all uranium oxide. Patriot Power will pay the 3% yellowcake royalties to Rodinia, out the proceeds from the sale or other disposition of all uranium oxide, if and when Patriot Power sells any U3O8 that it has produced from the claims optioned from Rodinia Minerals, after deducting all charges and penalties, if any occur, and costs to transport, process, insurance premiums, sampling and assaying charges, and all appropriate taxes.

Loan Agreement with Atomic Minerals

Patriot Power entered into a Loan Agreement with Atomic Minerals Ltd., also refered to as Atomic. Under the terms of the agreement, Patriot agreed to advance Atomic $180,000 by way of a demand loan, with interest payable of $18,000 and 200,000 shares of Atomic Minerals.

Agreed to on the 21st day of February, 2006 Atomic Minerals Ltd. has promised to pay, on demand, to Patriot Power Corp., the Lender, the principal amount of USD $180,000 , together with interest in the amount of USD $18,000and 200,000shares of Atomic Minerals Ltd.

Exploring the Mormon Lake Claims in Gila County, Arizona

The 230 unpatented lode mining Mormon Lake claims are located in Gila County, Arizona.

Our exploration efforts will be focused on the Mormon Lake claims in Gila County, Arizona. Based on preliminary exploration data compiled from previous exploration work, we believe that the Mormon Lake claims may have the potential to host uranium mineralization. However, we caution that we have not yet begun to systematically explore the Mormon Lake claims and so we cannot be sure that our expectations will be realized. Estimates of uranium deposits and/or reserves are developed through a subjective process that depends upon many assumptions, and some or all of those assumptions may not be realized.

Location of the Mormon Lake Claims

The Mormon Lake property is located in Gila County, Arizona, in Township 11N, Range 12 E, Section 24. The Mormon Lake claims lies within Tonto National Forest, approximately 17 miles north east of Payson, Arizona and about 80 miles northeast of Phoenix, Arizona.

The Mormon Lake claims consist of twenty-one unpatented lode mining claims and are divided into four groups: 1-9, 11-13, 14-17 and 18-19. These claims are located at Latitude 34° 19’ 4o” N and Longitude 111°02’20” W, on Promotory Butte 15’ Map Sheets in T.11.N;R.12.E, in Sections 24, 18, 9and in T.12.N;R.12.E, in Section 33 .

Mormon Lake Claims (Groups 1-9, 11-13, 14-17 and 18-19)

CLAIM GROUPS	SECTION	TWP	RGE	EXPIRY	AMC
1	24	T.11.N	R.12E	1/9/05	363496
2	24	T.11.N	R.12E	1/9/05	363497
3	24	T.11.N	R.12E	1/9/05	363498
4	24	T.11.N	R.12E	1/9/05	363499
5	24	T.11.N	R.12E	1/9/05	363500
6	24	T.11.N	R.12E	1/9/05	363501
7	24	T.11.N	R.12E	1/9/05	363502
8	24	T.11.N	R.12E	1/9/05	363503
9	24	T.11.N	R.12E	1/9/05	363504
11	18	T.11.N	R.12E	1/9/05	363505
12	18	T.11.N	R.12E	1/9/05	363506
13	18	T.11.N	R.12E	1/9/05	363507
14	9	T.11.N	R.12E	1/9/05	363508
15	9	T.11.N	R.12E	1/9/05	363509
16	9	T.11.N	R.12E	1/9/05	363510
17	9	T.11.N	R.12E	1/9/05	363511
18	33	T.12.N	R.12E	1/9/05	363512
19	33	T.13.N	R.13.E	1/9/05	363513

Property Access

The Mormon Lake Property may be reached from Payson on Highway 160 by traveling east for 21 miles then northerly on a dirt road a distance of about 2 miles. This road was made impassable to standard FWD vehicles by the Forest Service. Despite the extensive damage, the road can be reclaimed with a bulldozer.

Regional Geology

The Arizona Bureau of Mines and the U.S.G.S mapped the regional geology of the area of interest where the Mormon Lake claims are situated. Uranium deposits have been discovered throughout northern Arizona. In general, there are five types of environment in which uranium mineralization occurs: sandstone, veins, pipes, pegmatites and placers.

The sandstone environment is the largest producer of uranium ore and hosts the largest deposits in the United States, reports Phillips and Greely, 1978. The sandstone environment at Mormon Lake is comprised of fine-grained uranium minerals that fill pores in the host rock, replacing plant fossils. Sandstone occurrences of uranium are generally formed by transport in alkaline surface and ground water that have moved through permeable sandstones. In the case of Mormon Lake sandstone environment, the uranium minerals moved through a permeable limestone pebble conglomerate. Uranium is precipitated out when reducing conditions are encountered. Such conditions exist where carbonized fossil wood is present.

Geology of Property

The property lies immediately south of Promontory Butte which shows a good cross-section of the sedimentary strata which includes the mineralized zones. The relevant stratigraphic column consists of:

•	Unit 11 -- Cretaceous - Coconino Sandstone
•	Unit 10 -- Devonian - Carboniferous - Supai Sandstone and Shale
•	Unit 9 -- Devonian - Carboniferous Limestone and Shale

Red siltstones and mudstones of the Supai formation are underlain by pale grey siltstone followed and limestone pebble conglomerate. This last unit hosts the uranium mineralization.

The red siltstones and mudstones are thin - bedded and laminated. A thin horizon of radioactive carbonaceous material separates the upper red formation and the conglomerate. Below the carbonaceous horizon, the siltstone contains abundant carbonaceous material. Underlying these rocks is the limestone. Conglomerate, which consists of Limestone, fragments in a silicified matrix.

Pitchblende is the main uranium-bearing mineral on the Mormon Lake property. It occurs in concentrated layers and disseminations in both grey siltstone and the limestone conglomerate. Some copper and zinc minerals also occur on the property.

Exploration History at the Mormon Lake Property

Lee and Houston Phillips, as reported from the work conducted in 1971by the geologist Morin, made the original discovery of uranium mineralization at Mormon Lake in 1956. Following the discovery, some drilling was completed and a tunnel was driven into the limestone pebble conglomerate. No records of results from this exploration work are available to Patriot Power. The area of discovery, which was listed by the Atomic Energy Commission, was abandoned after the imposition of quotas.

Twenty claims were re-staked in 1965 and in 1968 additional claims were staked. These were all assigned to Southern Union Production Company, a wholly owned subsidiary of Southern Union Gas Company. During the period 1968-1970, the Southern Union Production Company drilled 57 holes, and performed radiometric surveys and airborne radiometric and magnetic surveys. The records of this work are only partly available to the geologist.

Table II shows the results of pre 1971 drilling done for Southern Union Production Company, as reported from the work conducted in 1971 by the geologists Morin and Johnson. Pre-1971 Drilling Results are listed in the table below:

Pre-1971 Drilling Results

Hole	CLAIM	INTERVAL	Thickness (ft.)	%U3O8	PROBE
1	SC 1	28.3-32.2	3.9	0.21	15-37
2	SC1	39.1-46.8	7.7	0.39	15-45
3	SC1	59.1-69.8	10.7	0.63	6-68
4	SC1	Lost Hole	-	-	-
5	SC1	106-127.6	21.6	0.48	105-120
6	SC1	No Data	-	-	65-87
7	SC1	23.0-33.5	10.5	0.45	15-25
8	SC1	30.5-32.1	1.6	0.14	13-31
9	SC1	169.0-209	40	0.60	Nil
10	SC1	40.0-45.0	15	0.52	40-50
11	SC1	56.0-84.0	28.5	1.34	55-82
12	SC1	55.0-58.8	3.8	0.69	29-53
13	BJ-43	No Data	-	-	37
14	BJ-43	38.4-42.9	4.5	0.32	40.56
15	SC-19	Lost Hole	-	-	12-17
16	SC15	88.4-91.5	3.1	0.12	Nil
-	-	129.8-134.1	4.3	0.39	Nil
-	-	144.7-149.0	4.3	0.53	Nil
17	SC15	150.0-160.1	10.1	0.15	Nil
18	SC15	99.5-99.9	0.4	0.28	Nil
19	SC15	No Data	-	-	Nil
20	SC15	101.0-107.0	6.0	0.61	Nil
29	SC1	No Data	-	-	Nil
30	SC1	No Data	-	-	37-52
31	SC1	No Data	-	-	-
32	SC1	73.74	1.0	0.098	65.75
33	SC1	No Data	No Data	Nil	67-82
34	SC1	No Data	-	Nil
35	SC1	No Data	-	Nil	73-78
36	SC1	No Data	-	Nil	91-11
37	SC1	No Data	-	Nil	67-76
38	SC1	No Data	-	Nil	63
39	SC1	No Data	-	Nil	49-55
40	SC1	No Data		Nil	-
41	SC1	No Data	-	Nil	35-47
42	SC1	No Data	-	Nil	14-30
43	SC1	58.0-64.2	6.2	0.14	-

The bulk of drilling was completed at this time on Claim SC-1. Other drill holes completed were on claims BJ-43, SC-19 and SC-15.

In 1971, two phases of drilling and some diamond drilling were carried out by Pan-American Mines Ltd. Pan American Mines Ltd. who operated the Mormon Lake property in 1971-72 was the subject of considerable litigation and fraud charges with the Stock Exchange in Montreal. This litigation concerned the Company principal and stock fraud.

The first phase of drilling consisted of 11 holes, phase two consisted of 8 more holes and three holes of diamond drilling. The results from the drill programs conducted in 1971 are given in the table below:

Phase One results from past exploration

Hole	CLAIM	INTERVAL	Thick (ft)	%U3O8
26N-3	BJ-34	25-35	10	0.75
30N-3	SC-11, BJ-34	25-40	15	0.33
34N-3	SC-11	30-45	15	0.59
30N-4	SC-1,11,20,BJ34	25-40	15	0.50
34N-4	SC-1,11	25-50	25	0.92
34N-6	SC-3	50-80	30	1.04
38N-6	SC-3	65-95	30	2.02
30N-7	SC-3,5	15-35	20	0.41
34N-7	SC-3,5	65-100	35	2.35
30N-11	D-1	15-30	15	0.22
34N-11	D-1	55-80	25	0.38

Phase Two results from past exploration

Hole	CLAIM	INTERVAL	Thick (ft)	%U3O8
26N-8	BJ-32	113-124	11	0.136
38N-8	SC-5	154-177	23	0.28
26N-9	BJ-31	85-94	9	0.295
34N-7W-6	SC-35	56.5-77	20.5	0.36
34N-6W-13	SC3	44-44.5	3.5	0.252
38N-7	SC3,5	not	Assayed
30N-8	SC5	not	Assayed
34N-8	SC5	not	Assayed

Diamond Drilling results from past exploration

Hole	CLAIM	INTERVAL	Thick (ft)	%UcO8
38N-5	SC-1	No	Data	Nil
38N-6 W-B	SC-3	No	Data	Nil
34N-7W-B	SC-3,5	No	Data	Not assayed

In 1968, Hazen Research Inc. made detailed analyses of twelve drill holes previously drilled by Southern Union, of which 57 holes drilled from 1968-1970 . Their results are shown in the table below. Hazen Research calculated weighted average % U3O8, which includes barren intervals..

Hazen Research Analyses results from past exploration

Hole	INTERVAL	THICKNESS (IN.)	AVERAGE % U3O8
1	29’3”-40’8”	128”	0.36
2	39’1/2”-41’1/2”	70”	0.27
3	60’7”-61’1”	109”	0.76
5	106’3”-127’8”	257”	0.51
7	23’-33’5”	125”	0.60
8	28’ 31/2”-32’	55”	0.32
9	169’8”-18”	136”	3.23
	200’2”-203’5”	38”	0.47
10	40’-45’	60”	0.55
11	59’10 ½”-83’8”	279”	1.70
12	42’7”-45’	29”	0.059
	58’3”-79’1/2”	20’9 ½”	0.29

On March 11, 2005, Patriot Power’s Geologist, Dr. Joe Montgomery, visited the Mormon Lake property, with John Rud, geologist and co-owner of the property, and Clive Ashworth of Ashtex Inc. During the visit, the presence of high radiation counts was noted in outcrops of grey shale and limestone conglomerate over a distance of 500 feet. The presence of carbonized wood fossil was also noted. On the basis of this examination and the reports by Morin in 1971 and Johnson in 1971, Dr. Joe Montgomery concluded that the property warranted further exploration.

Phase One Exploration (complete)

Phase one exploration at Mormon Lake was designed to confirm the results of previous drilling, which ranged from 0.03% to 3.23% U3O8 over intercepts ranging from 0.4 feet to 35.0 feet, as reported by Hazen Researh Analysis. Dr. Joe Montgomery recommended that drill holes intercept the same mineralized strata, which was drilled on previous occasions, including the work that was conducted in 1971 by Pan-American Mines Ltd., because data compiled from the previous exploration programs is incomplete - as some holes lack intercept data, chemical analysis data, or probe data - and no data from previous exploration is available for correlation between chemical analysis and radiometric probes.

Phase One Exploration Program: Preliminary Budget Estimate

1.	PERSONNEL

(a)	Geologist - one month @ 450/day	13,500.00
(b)	Assistant - one month @ 200/day	6,000.00

2.	TRANSPORTATION

(a)	FWD Truck - one month @ 2000/mo	2,000.00
(b)	Maintenance - one month	1,000.00
(c)	Air Fares -	2,000.00

3.	ACCOMODATION

(a)	Motel - 60 man-days @ $80	4,800.00
(b)	Meals - 60 man-days $40	2,400.00

4.	DRILLING

(a)	Contract - 12 holes
	Footage - 2,000 ft @ 40	80,000.00
	Mobilization - Demobilization	30,000.00

5.	ANALYSES

(a)	Assays - 600 @ 20	12,000.00
(b)	Radiometric Probe-contract	5,000.00
(c)	Radiometric survey (radon Detection)	10,000.00

6.	ENGINEERING SUPPLIES & EQUIPMENT

(a)	Sample Bags, tags	300.00
(b)	Chip Trays	200.00
(c)	Notebooks, Sieves, misc.	100.00
(d)	Splitter	200.00
(e)	Microscope (binocular-80x)	500.00
(f)	Scintillometer (rent)	150.00
	Subtotal	$169,650.00

7.	ENGINEERING & SUPERVISION - approx. 10%

16,965.00
Subtotal	$186,615.00

8.	CONTINGENCIES - approx. 20%

Sample Bags, tags	33,385.00
TOTAL	$220,000.00

As of October 16, 2006, phase one of Patriot Power’s exploration program was complete.

Thirteen holes were drilled. Significant results on three holes were reported in a press release, which was dated October 16, 2006, as follows:

Holes ML-DH 1-3 were drilled into a previously untested anomaly and returned:

                        ML-DH-1:        13 feet (0 to 13’) of       0.12% U
                        ML-DL-3:         6 feet (5 to 11’) of         0.09% U
                        ML-DL-3:         9 feet (14 to 23’) of       0.11% U

The total spent by the Company on exploration to date is as follows:

•	Recognized Impairment loss Mar06 $390,000
•	Recognized Impairment loss Jun06 $514,657

•	Total $904,657

Phase Two Exploration Program (planned exploration program)

Patriot Power, the project’s operator, has contracted Coast Mountain Geological Ltd., also referred to as Coast, of Vancouver, BC, Canada to conduct Phase 2 of the exploration program on the project. Coast will be applying to permit up to 35 drill locations for this upcoming program. These drill holes will step out from the successful spring program holes and in addition will drill test new targets obtained in the geophysical survey.
Patriot Power anticipates that this current program will commence in early October 2006 with the drilling portion of the program to start once permit approvals have been obtained.

Mormon Lake

Airborne Radiometric and Ground Spectrometer Surveys

Despite past mining activity, the Mormon Lake property at Promontory Butte is considered to be in an early stage of exploration. For this reason, a radiometric survey is recommended over the claims prior to drilling.

An aerial survey of the area is also warranted as the existing data is incomplete. The aerial survey will be designed to locate new resources.

Due to helicopter availability, airborne surveys may not be a time effective option. In such a case, a ground-based spectrometer survey would be the next viable option. This method, though potentially more expensive, requires no permit and could be implemented on relatively short notice requiring only the submission of a “Notice of Intent” to the U.S.F.S.

Drilling

A total of 35 drill holes have been proposed for the main block of claims at Mormon Lake. The holes will be placed on available roads and spaced across the claims to sufficiently provide a geologic resource. No drill holes have been proposed for the northwestern block of claims due to limited road access. Several holes are designed to test the radiometric anomaly in the northeastern section of the main claim block. Many areas around the periphery of the claims cannot be drilled without the construction of new roads; these areas may be drilled at a future time depending upon the results of this program.

The drill holes will be prioritized based upon available geologic data, spacing and ease of access. Unfortunately, at this time, information on previous drilling in the area is unavailable; drill hole priorities can be changed based upon newly available data, field prospecting, and the results of the radiometric or spectrometer survey.

Mormon Lake Drill Holes by Priority
Assigned Priority	Recommended # of Drill Holes
1	14
2	11
3	11

Phase Two Exploration Program: Preliminary Budget Estimate

A comprehensive budget has not yet been completed for the property as the exact terms under which Coast Mountain Geological will operate are still being negotiated at this time. However, the following table summarizes the projected costs to start the projects.

Mormon Lake

Item	Unit	Number of Units	Cost/Unit	Total Coat (Less taxes)

Project Supervision
Senior Geologist
Junior Geologist
Technician
Technician
Truck Rental
Accommodations & Meals
Mob/demob personnel
Mob/demob drill
Drill contract
Field equipment rental
First aid rental
Communication rental
Fuel
Environmental protection
Scintillometer rental
Assays
Freight
Road Restoration
Airborne Survey/Ground Spec.
Contingency at 15%

EPCM

	Day Day Day Day Day Day Day Feet Day Day Month	20 60 50 50 50 60 210 4500 210 50 2	$650.00 $700.00 $550.00 $450.00 $350.00 $130.00 $110.00 $45.00 $12.50 $50.00 $500.00

$13,000.00
$42,000.00
$27,000.00
$22,500.00
$17,500.00
$7,800.00
$23,100.00
$3,000.00
$10,000.00
$202,000.00
$2,625.00
$2,500.00
$1,000.00
$15,000.00
$10,000.00
$1,000.00
$27,000.00
$9,000.00
$20,000.00
$150,000.00
$86,523.75

$45,000.00

Total CND	$738,548.75
Total USD 1.11CND to 11.00USD	$665,359.23

Business Development Plans

Patriot Power has not yet earned any revenues. We anticipate that we will not earn revenues until such time as we have entered into commercial production, if any, of our mineral properties. As at March 31, 2006, we had $1,151,141 in cash and cash equivalents. For the unaudited period ended June 30, 2006, we had $582,497 in cash and cash equivalents.

Our planned first phase of exploration will consists of an evaluation of the Mormon Lake uranium project. The prime purpose of the first phase of work at Mormon Lake will be to confirm the results of previous drilling. Dr. Joe Montgomery has recommended that 12 holes be drilled to intercept the same mineralized strata, which was drilled on previous occasion in 1971 by Pan-American Mines Ltd. The total projected cost to execute phase one of the Company’s exploration program is $220,000. As at March 31, 2006, we had $1,151,141 in cash and cash equivalents. At present, Patriot Power is sufficiently funded to conduct phase one exploration over the next twelve months.

Subsequent exploration will be contingent on the results of Phase 1. The subsequent phases of exploration will incorporate a detailed geological study with the goal to calculate an ore reserve estimate to determine more precisely the extent and quality of uranium mineralization. Based on the results of metallurgical tests a feasibility assessment will be made. The metallurgical tests will be made with some consideration given to solution mining in situ.

If we discover a deposit of uranium that is sufficient in size to warrant development, and we decide to proceed with the development of the project, we will need to raise additional capital and hire qualified personnel to proceed to the development stage. Conversely, we may decide to initiate development of the project with a joint venture partner who has the financial, technical and human resources to expedite the development of our project. Alternatively, we could sell our interests in any deposit that we find.

If we determine not to proceed with further exploration of our mineral claims due to a determination that the results of our initial geological program do not warrant further exploration or due to an inability to finance further exploration, we plan to pursue the acquisition of an interest in other mineral claims. We anticipate that any future acquisition of an interest in another mineral claim or claims would involve the acquisition of an option to earn an interest in the claim or claims. The percentage of our interest in a claim is dependent on our financial position at that time, and our ability to purchase part of the claim or the entire claim outright. This means that we might offer shares of our stock to obtain an option on a property, provided we believe that the mineral claim has sufficient merit to warrant exploration. Once we obtain an option, we would then pursue finding the funds necessary to explore the mineral claim by one or more of the following means: engaging in an offering of our stock; engaging in borrowing; or locating a joint venture partner or partners.

Based on our current operating plan, we do not expect to generate revenue that to cover our expenses for at least the next twelve months. We have sufficient cash and cash equivalents to execute our planned exploration program over the next twelve months as we have outlined our planned program in Phase One Exploration: Preliminary Budget Estimate.

However, we may pursue additional financing to fund additional acquisitions and exploration over the next twelve to twenty-four months. We will raise the capital necessary to fund our business through a private placement and public offering of our common stock, or private equity or debt financing. We caution that arrangements to fund operations, may not be available, or if available, may be on terms unacceptable to us.

Our ability to maintain sufficient liquidity is dependent on our ability to raise additional capital. If we issue additional equity securities to raise funds, the ownership percentage of our existing stockholders would be reduced. New investors may demand rights, preferences or privileges senior to those of existing holders of our common stock. If we take on a debt or debt obligations to raise capital, the debt incurred by us would be senior to equity in the ability of debt holders to make claims on our assets. In addition, the terms of any debt that we may issue could impose restrictions on our operations. If adequate funds are not available to satisfy either short or long-term capital requirements, our operations and liquidity could be materially adversely affected and we could be forced to cease operations.

We rely on Mr. Atlas, CPA and J.D., and our President and a Director of the Company, for his managerial skills, his knowledge of the law and his ability to negotiate contracts. Because of his lack of specialized experience in the uranium industry, Mr. Atlas will regularly consult with Ken Thorsen, BSc Geological Engineering, P Eng, and a member of Patriot Power’s Board of Directors, on all technical matters relevant to uranium exploration and mining. Mr. Thorsen has in excess of 40 years’ experience in base metal and uranium projects.

Mr. Ken Thorsen, P Eng., our Vice President of Exploration and a Director of the Company, possesses the training and experience that is required to manage our uranium projects from the exploration phases through to the possible development of a mine. Mr. Thorsen is a formally trained geologist and holds a BSc Geological Engineering. Mr. Thorsen has in excess of 40 years’ experience in base metal and uranium projects as Project and Senior Project geologist for SMDC, now called Cameco . Prior to retirement from a 21 year career with Teck Cominco Ltd., Mr. Thorsen held several senior positions including a two year term as President of Teck Exploration Ltd.  In this position, Mr Thorsen was responsible for the administration of 17 exploration offices and all field operations of the exploration department.

Overview of the Uranium Industry

Management believes that the following information, which can be found in the public domain, is a valid assessment of the uranium industry. We caution investors that the following discussion on the uranium industry is based on management’s opinions and beliefs.

At present, there are 439 operational nuclear power reactors.  The US has the most nuclear reactors with 103. In the United States nuclear power reactors provide approximately 20% of the nation’s electricity.  France has 59. In France, over 75% of power is from nuclear reactors. There are 20 other first-world countries that also use nuclear power to generate at least one-fifth of their respective country’s electricity.  Belgium, Sweden and several former Soviet Union countries also use nuclear power for over 50% of their respective country’s electricity. Derived from information in the public domain, including CBS Market Watch, http://www.yellowcakeplc.com/developments.htm

Around the world and there are another 140+ either under construction, planned or proposed. The advantages of nuclear power are minimal emissions of greenhouse gases, economic operation and, up to now, high availability of uranium supply. These advantages, coupled with higher prices for coal, oil and gas and the needs of the Kyoto Agreement mean nuclear power is at last enjoying greatly increased attention in providing energy for the future. Japan, India, Russia, China and Taiwan are notably planning substantial increases in nuclear capability. Derived from information in the public domain, including CBS Market Watch, http://www.yellowcakeplc.com/developments.htm. The world now produces as much electricity from nuclear energy as it did from all sources combined in 1960. Civil nuclear power can now boast over 12,000 reactor years of experience and supplies 16% of global needs, in 30 countries. See, Nuclear Power in the World Today, February 2006, www.world-nuclear.org/info/inf01.htm

Uranium occurs as uranium oxide in minerals such as pitchblende. Uraninite in massive form is called pitchblende which is the chief uranium ore. Uranium is an unusual metal compared to base and precious metals in that its value has really only been recognized in the past 60 years. Uranium ore is the basic resource for the production of electrical energy through nuclear power.

The only significant commercial use for uranium is as fuel for nuclear power plants for the generation of electricity. Nuclear technology uses the energy released by splitting the atoms of certain elements. It was first developed in the 1940s, and during the Second World War research initially focused on producing bombs by splitting the atoms of either uranium or plutonium. Only in the 1950s did attention turn to the peaceful purposes of nuclear fission, notably for power generation.

The Ux Consulting Company, LLC reports that spot prices, or the price at which uranium may be purchased for delivery within one year, have been more volatile historically than long-term contract prices, increasing from $6.00 per pound in 1973 to $43.00 per pound in 1978, declining to $7.25 per pound in October 1991, increasing to $16.50 per pound in May 1996 and again declining to $7.10 at December 31, 2000. Since year-end 2000 the spot price has increased to $10.20 at December 31, 2002. The spot price at March 31, 2003 was $10.10. The following graph shows spot prices per pound from 1972 to the end of 2004, as reported by Trade Tech and The Ux Consulting Company, www.uxc.com.

All prices beginning in 1993 represent U3O8 deliveries available to U.S. utilities.

High prices in the late 1970s in the uranium market gave way to low prices in the early 1990s, with spot prices being below the cost of production for most mines. In 1996 spot prices recovered to the point where some mines could produce profitably. Prices declined again and only recovered late in 2003. See, Nuclear Issues Briefing Paper 36 May 2006; http://www.uic.com.au/nip36.htm

Since 2003, Uranium prices have steadily been on the rise. On August 14, 2006, the price of uranium was U.S. $47.25 per pound. See, The Ux Consulting Company Weekly Spot Prices; www.uxc.com/.

The decline in global commercial uranium inventories is rapidly shifting from an inventory-driven market to one that is production-driven. Consolidation over the last several years has squeezed the number of uranium suppliers. In the interim, long-term indicators are pointing toward a demand curve that will exceed supply within the next several years and ultimately lead to higher prices. See, The Ux Consulting Company, Uranium Suppliers Annual 2005, www.uxc.com

Compliance With Government Regulation

We will be required to conduct all mineral exploration activities in accordance with state and federal regulations. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact and cause increases in capital expenditures which could result in a cessation of operations.  We anticipate no material costs in the next year related to compliance and/or permits. We will not be required to obtain a permit in order to conduct Phases 1 of our proposed exploration program.

Employees

At present, we have no employees. We anticipate that we will be conducting most of our business through agreements with consultants and third parties.

PLAN OF OPERATIONS

Over the next twelve months, we will continue with the exploration of the Mormon Lake claims in Gila County, Arizona, to determine if the property hosts uranium and, if so, the quantity that is present.

On March 31, 2006 we had $1,151,141 in cash and cash equivalents. For the unaudited period ended June 30, 2006 the Company had $582,497 in cash As at June 30, 2006 the Company had not yet achieved profitable operations. The Company incurred a net loss ($430,366) from inception March 07, 2005 to the period ended March 31, 2006. From our inception to the unaudited period ended June 30, 2006, the Company has accumulated losses of ($1,039,522). On June 30, 2006 we had working capital of $721,978.

We expect to incur further losses in the development of our business, which casts substantial doubt regarding our ability to continue as a going concern. Our independent auditors have added an explanatory paragraph to their report of our audited financial statements for the fiscal year ended March 31, 2006 stating that our net loss, lack of revenues and dependence on our ability to raise additional capital to continue our existence, raise substantial doubt about our ability to continue as a going concern.

Our exploration program is results contingent and is based on our ability to raise sufficient capital. Our goal is to calculate an ore reserve estimate and determine more precisely the extent and quality of uranium mineralization. Based on the results of metallurgical tests a feasibility assessment will be made. The metallurgical tests will be made with some consideration given to solution mining in situ.

If at some point we decide not to proceed with the exploration of our mineral claims due to a determination that the results of our initial geological program do not warrant further exploration or due to an inability to finance further exploration, we plan to pursue the acquisition of an interest in other mineral claims. We anticipate that any future acquisition of an interest in another mineral claim or claims would involve the acquisition of an option to earn an interest in the claim or claims. The percentage of our interest in a claim is dependent on our financial position at that time and our ability to purchase part of the claim or the entire claim outright. This means that we might offer shares of our stock to obtain an option on a property. Once we obtain an option, we would then pursue finding the funds necessary to explore the mineral claim by one or more of the following means: engaging in an offering of our stock; engaging in borrowing; or locating a joint venture partner or partners.

Results Of Operations

We have not yet earned any revenues. We anticipate that we will not earn revenues until such time as we have entered into commercial production, if any, of our mineral properties. We are presently in the exploration stage of our business and we can provide no assurance that we will discover commercially exploitable levels of mineral resources on our properties, or if such resources are discovered, that we will enter into commercial production of our mineral properties.

Liquidity And Capital Resources

As of March 31, 2006 the company’s assets were composed of cash and equivalents for $1,151,141, investment in exploration properties for $2,500 and a reclamation bond for $22,000. Other current assets represent advances to Ashworth Explorations for $17,307 and accounts receivable represent a loan to Atomic Minerals for $180,000.

As of June 30, 2006 the company’s assets were composed of cash and equivalents for $582,497, and accounts receivable of $180,000, investment in exploration properties for $2,500 and a reclamation bond for $22,000.  As of June 30, 2006, a loan made to Atomic Minerals remains outstanding and is recorded on the balance sheet as Note Receivable Atomic Minerals for $180,000.

A reclamation bond was purchased from the USDA Forest Service on Dec 7, 2005 as a surety to indemnify that Company against property damage that may occur from drilling during the exploration stage. The Bond will not be refunded in the event that the Company abandons the land in a condition that is unacceptable.

We are bearing all costs relating to the registration of the common stock, which are estimated at $10,000. The selling shareholders, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock.

We are paying the expenses of the offering because we seek to become a reporting company with the Commission under the Securities Exchange Act of 1934 (the "1934 Act").

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Information about our sole director and executive officer follows:

NAME	AGE	POSITION

Ron Atlas	61	President, Secretary, Treasurer and Director

Ken Thorsen	59	Director

Our Bylaws provide for a board of directors ranging from 1 to 12 members, with the exact number to be specified by the board. All directors hold office until the next annual meeting of the stockholders following their election and until their successors have been elected and qualified. The board of directors appoints officers. Officers hold office until the next annual meeting of our board of directors following their appointment and until their successors have been appointed and qualified.

Set forth below is a brief description of the recent employment and business experience of our directors and executive officer:

Ron Atlas

Ronald J. Atlas, aged 61, CPA and J.D., is a member of Patriot Power’s Board of Directors. Mr. Atlas is also President, Secretary, Treasurer of Patriot Power Corp. Mr. Atlas has in excess of 40 years’ experience in business that has included positions with the Internal Revenue Service as a field agent and supervisor of Taxpayer Assistance, with Beckerman Terrell & Co C.P.A.s.

For the past five years, Mr. Atlas has worked with the Paragon Pool Group in Swimming Pool Construction, Pool Service, Fountain Design and Construction, Water Park Construction, and High Rise Stainless Steel Pools.

Paragon Aquatech Ltd. has been in business since 1990, Poolcare Aquatech since 1987, Platinum Aquatech since 2003, Fountain Technologies since 1996 and Aquatech Stainless Steel Pools since 2004.

1990 to 2006 -- President of Paragon Aquatech Ltd., a commercial swimming pool construction company.

1989 to Present -- Vice President of Poolcare Aquatech Ltd., a swimming pool service company

1999 to Present -- Vice President of Fountain Technologies Ltd., a company that designs and constructs fountains for commercial buildings and municipalities.

September, 2004 to Present -- President of Aquatech Stainless Steel Pools, Ltd., a company that specializes in the design and construction of stainless steel pools for high rise buildings.

1984 to Present -- Attorney- Saken and Atlas. Mr. Atlas is also an Attorney at Law with the firm of Saken and Atlas. This law firm has been in existence for over 25 years. Mr. Atlas only provides minor services to the firm.

March 2006 to Present - President, Secretary and Treasurer of Patriot Power Corp. Mr. Atlas accepted the position of President, Secretary, Treasurer of Patriot Power Corp in 2006.

Ronald Atlas offers part-time services to the Company and dedicates approximately 20 hours a week as the President, Secretary, and Treasurer of Patriot Power Corp.

Ken Thorsen

Mr. Ken Thorsen, P Eng, is a Director of Patriot Power. Mr. Thorsen has been a Director of the Company since November 2004.

Mr. Ken Thorsen, BSc Geological Engineering, P Eng, has in excess of 40 years of experience in base metal and uranium projects as Project and Senior Project geologist for SMDC (now Cameco). Prior to retirement from a 21 year career with Teck Cominco Ltd., Mr. Thorsen held several senior positions including a two year term as President of Teck Exploration Ltd.  In this position, Mr Thorsen was responsible for the administration of 17 exploration offices and all field operations of the exploration department.

Mr. Thorsen departed Teck Exploration Ltd. in March 2004 to become an independent consultant geologist. Mr. Thorsen is currently President of Thorsen Consulting Ltd. which offers services to the mining exploration industry. Mr. Thorsen serves as a member of the Board of Directors of several junior mining companies.

Ken Thorsen offers part-time services to Patriot Power and dedicates approximately 5 hours a week as a Director of the Patriot Power Corp.

REMUNERATION OF DIRECTORS AND OFFICERS

The following table sets forth the remuneration of our sole director and officer for the period from inception through to the end of the period on March 31, 2006:

NAME OF INDIVIDUAL	CAPACITIES IN WHICH REMUNERATION WAS RECEIVED	AGGREGATE REMUNERATION
Ken Thorsen	Director	100,000 shares
Ron Atlas	Director	-

* The shares were transferred to the name of Ken Thorsen for being a Director of the Company. The 100,000 shares are the founders’ shares. The founders’ restricted shares, as reported in our financial statements, are valued at $0.001.

We have no employment agreements with our executive officers. We do not pay compensation to our directors for attendance at meetings. We reimburse the directors for reasonable expenses incurred during the course of their performance.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table lists the share ownership of persons who, as of the date of this prospectus owned of record or beneficially, directly or indirectly, more than five percent (5%) of the outstanding common stock, and our officers and directors:

		SHARES TO BE
		OFFERED	SHARES TO BE
NAME AND	SHARES OWNED	BY SELLING	OWNED UPON
ADDRESS	PRIOR TO	SHAREHOLDER'S	COMPLETION OF	PERCENTAGE OF CLASS (1)
OF OWNER	OFFERING	ACCOUNT	OFFERING	BEFORE OFFERING	AFTER OFFERING
Maggie May Minerals Inc. 630 E. Plumb Lane Reno, Nevada 895021	2,500,000	N/A	2,500,000	9.6%	9.6%
Ken Thorsen 1936 Eureka Avenue Port Coquitlam, BC. V3C 5P5	100,000	N/A	100,000	0.38%	0.38%

(1) This table is based on 26,035,000 shares of common stock outstanding

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

As of the date of this prospectus, other than the transaction described above, there are no, and have not been since inception, any material agreements or proposed transactions, whether direct or indirect, with any of the following:

•	any of our directors or officers;
•	any nominee for election as a director;
•	any principal security holder identified in the preceding "Security Ownership of Selling Shareholder and Management" section; or
•	any relative or spouse, or relative of such spouse, of the above referenced persons.

SECURITIES BEING OFFERED

We are authorized to issue up to 75,000,000 shares of common stock, par value $0.001 per share, and we are not authorized to issue preferred stock.

Common Stock

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. We do not have cumulative voting rights in the election of directors, and accordingly, holders of a majority of the voting shares are able to elect all of the directors.

Subject to preferences that may be granted, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefore as well as any distributions to the stockholders. We have never paid cash dividends on our common stock, and do not expect to pay such dividends in the foreseeable future.

In the event of a liquidation, dissolution or winding up of our company, holders of common stock are entitled to share ratably in all of our assets remaining. Holders of common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock.

Transfer Agent And Registrar

West Coast Stock Transfer Inc., 850 W. Hastings, Suite 302, Vancouver, B.C. V6C 1E1, serves as the transfer agent and registrar for our common stock.

SEC POSITION ON INDEMNIFICATION

Our bylaws provide that each officer and director of our company shall be indemnified by us against all costs and expenses actually and necessarily incurred by him or her in connection with the defense of any action, suit or proceeding in which he or she may be involved or to which he or she may be made a party by reason of his or her being or having been such director or officer, except in relation to matters as to which he or she has been finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty.

The indemnification provisions of our bylaws diminish the potential rights of action, which might otherwise be available to shareholders by affording indemnification against most damages and settlement amounts paid by a director in connection with any shareholders derivative action. However, there are no provisions limiting the right of a shareholder to enjoin a director from taking actions in breach of his fiduciary duty, or to cause the Company to rescind actions already taken, although as a practical matter courts may be unwilling to grant such equitable remedies in circumstances in which such actions have already been taken. Also, because the Company does not presently have directors' liability insurance and because there is no assurance that we will procure such insurance or that if such insurance is procured it will provide coverage to the extent directors would be indemnified under the provisions, we may be forced to bear a portion or all of the cost of the director's claims for indemnification under such provisions. If we are forced to bear the costs for indemnification, the value of our stock may be adversely affected.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

LEGAL MATTERS

Aaron D. McGeary, Attorney, 405 Airport Fwy., Suite 5, Bedford, Texas 76021 will pass upon certain matters relating to the legality of the common stock offered hereby for us.

EXPERTS

Our financial statements from inception March 07, 2005 to March 31, 2006, have been audited by Moore & Associates Chartered, independent certified public accountants, as set forth in its report. The financial statements have been included in reliance upon the authority of Michael Moore as an expert in accounting and auditing.

AVAILABLE INFORMATION

We have not previously been subject to the reporting requirements of the Securities and Exchange Commission. We have filed with the Commission a registration statement on Form SB-1 under the Securities Act with respect to the shares offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to our securities and us you should review the registration statement and the exhibits and schedules thereto. Statements made in this prospectus regarding the contents of any contract or document filed as an exhibit to the registration statement are not necessarily complete. You should review the copy of such contract or document so filed.

You can inspect the registration statement and the exhibits and the schedules thereto filed with the commission, without charge, at the office of the Commission at Judiciary Plaza, 100 F Street, NE, Washington, D.C. 20549. You can also obtain copies of these materials from the public reference section of the commission at 100 F Street, NE, Washington, D.C. 20549, at prescribed rates. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Commission maintains a web site on the Internet that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission at HTTP://WWW.SEC.GOV.

REPORTS TO STOCKHOLDERS

As a result of filing the registration statement, we are subject to the reporting requirements of the federal securities laws, and are required to file periodic reports and other information with the SEC. We will furnish our shareholders with annual reports containing audited financial statements certified by independent public accountants following the end of each fiscal year and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year following the end of such fiscal quarter.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MOORE & ASSOCIATES, CHARTERED
ACCOUNTANTS AND ADVISORS
PCAOB REGISTERED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Patriot Power Corporation (A Development Stage Company)

We have audited the accompanying balance sheet of Patriot Power Corporation (A Development Stage Company) as of March 31, 2006 and 2005, and the related statements of operations, stockholders’ equity and cash flows for the year ended March 31, 2006 and from inception on March 7, 2005 through March 31, 2005 and March 31, 2006, and the periods then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Patriot Power Corporation (A Development Stage Company) as of March 31, 2006 and 2005 and the results of its operations and its cash flows for the periods from inception on March 7, 2005 through March 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company’s recurring losses raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Moore & Associates, Chartered
Moore & Associates Chartered
Las Vegas, Nevada
November 28, 2006

PATRIOT POWER CORP.
(An Exploration Stage Company)
Audited Financial Statements and
Notes to Audited Financial Statements

From inception (March 7, 2005) to March 31, 2006

(Stated in U.S. Dollars)

PATRIOT POWER CORP.
(An Exploration Stage Company)

	As of
	March 31, 2006	March 31, 2005
Assets
Current Assets
Cash and cash equivalents	$1,151,141	$-
Accounts Receivable	$180,000
Other Current Assets	17,307
Total Current Assets	1,348,448

Fixed Assets
Property- Acquisition (Maggie-May)	2,500
Other Assets
Reclamation Bond	22,000
Total Fixed Assets	24,500	-
Total Assets	$1,372,948	$-

Liabilities
Current Liabilities
Accounts Payable & Accrued Liabilities	$17,314
Total Current Liabilities	17,314	-

Long-Term Liabilities	-	-
Total Liabilities	$17,314	$-

Stockholders' Equity
75,000,000 Shares Authorized @ a Par Value of $ 0.001; 26,035,000 Shares Issued and Outstanding	26,035	13,320
Paid in Capital	1,759,965	(9,320)
Retained Income (Deficit)	$(430,366)	$(4,000)
Total Stockholders' Equity	$1,355,634	$-
Total Liabilities & Stockholders' Equity	$1,372,948	$-

The accompanying notes are an integral part of these financial statements.

PATRIOT POWER CORP.
(An Exploration Stage Company)
Statement of Operations

	For the Year Ended on March 31, 2006	For the Year Ended on March 31, 2005	From Inception (March 7, 2005) to March 31, 2006

REVENUE	$-	$-	$-

Expenses
Bank Charges	$113	$-	$113
Accounting Charges	$2,597	$-	$2,597
Shares Issued in Lieu of Payment for Services	$2,000	$4,000	$6,000
Recognition of an Imparement Loss (Mineral Claims)	$390,000	$-	$390,000
Consulting & Subcontractors	$9,925	$-	$9,925
Transfer Agent	$2,765	$-	$2,765
Legal Fees	13,529	$-	13,529
Foreign Exchange	5,437	$-	5,437
Total Expenses	$426,366	$4,000	$430,366

Other Income & Expenses (Deficit)

Net Income (Loss)	$(426,366)	$(4,000)	$(430,366)

Basic & Diluted (Loss) per Share	(0.02)	(0.000)

Weighted Average Number of Shares Outstanding	20,119,999	4,000,000

The accompanying notes are an integral part of these financial statements.

PATRIOT POWER CORP.
STATEMENT OF STOCKHOLDER’S EQUITY
(An Exploration Stage Company)
From Inception (March 7, 2005) to March 31, 2006

			Additional
	Common Stock		Paid in	Accumulated	Total
	Shares	Amount	Capital	Deficit	Equity
Shares issued at Founders @ $0.001 in Lieu of Payment for Services	13,320,000	$13,320	$(9,320)		$4,000

Net (Loss) for period				$(4,000)	$(4,000)
Balance, March 31, 2005	13,320,000	$13,320	$(9,320)	$(4,000)	$-

Shares Issued on May 2005 in Lieu of Payment for Services	6,660,000	$6,660	$(4,660)		$2,000

Common shares issued for cash at $0.50 per share, December 2005	895,000	$895	$446,605		$447,500

Common shares issued for cash at $0.50 per share, January 2006	520,000	$520	$259,480		$260,000
Common shares issued for cash at $0.50 per share, February 2006	2,140,000	$2,140	$1,067,860		$1,070,000
Property Purchase	2,500,000	$2,500			$2,500
Net (Loss) for period				$(426,366)	$(426,366)
Balance, March 31, 2006	26,035,000	$26,035	$1,759,965	$(430,366)	$1,355,634

The accompanying notes are an integral part of these financial statements.

PATRIOT POWER CORP.
(An Exploration Stage Company)
Statement of Cash Flows

	For the Year Ended on March 31, 2006	For the Year Ended on March 31, 2005	From Inception (March 7, 2005) to March 31, 2006
CASH FLOWS FROM OPERATING ACTIVITIES

Net Income (Loss)	$ (426,366)	$ (4,000)	$ (430,366)
Adjustments to Reconcile Net Income to Net Cash Provided by Operations:
Shares issued in Lieu of Payment for Service	$ 2,000	$ 4,000	$ 6,000
Other Receivables	$ (17,307)	$ -	$ (17,307)
Accrued Liabilities	$ 17,314	$ -	$ 17,314
Net Cash Provided By (Used in) Operating Activities	$ (424,359)	$ -	$ (424,359)

CASH FLOWS FROM INVESTING ACTIVITIES

Loan to Atomic Minerals	$ (180,000)		$ (180,000)
Reclamation Bond	$ (22,000)	$ -	$ (22,000)
Net Cash Provided By (Used in) Investing Activities	$ (202,000)	$ -	$ (202,000)

CASH FLOWS FROM FINANCING ACTIVITIES

Shares Issued @ $0.50	$ 1,777,500	$ -	$ 1,777,500
Net Cash Provided By (Used in) Financing Activities	$ 1,777,500	$ -	$ 1,777,500

Increase (Decrease) in Cash From Continuing Operations	$ 1,151,141	$ -	$ 1,151,141

CASH AT BEGINNING OF PERIOD	$ -	$ -	$ -

CASH AT END OF PERIOD	$1,151,141	$-	$1,151,141

Cash Paid For:
Interest	$-	$-	$-
Income Tax	$-	$-	$-

Non-Cash Activities
Shares Issued to Maggie-May	$2,500	$-	$2,500
Shares issued in Lieu of Payment for Service	$4,000	$2,000	$6,000
Stock issued for accounts payable	$-	$-	$-
Stock issued for notes payable and interest	$-	$-	$-
Stock issued for convertible debentures and interest	$-	$-	$-
Convertible debentures issued for services	$-	$-	$-
Warrants issued	$-	$-	$-
Stock issued for penalty on default of convertible debentures	$-	$-	$-
Note payable issued for finance charges	$-	$-	$-
Forgiveness of note payable and accrued interest	$-	$-	$-

The accompanying notes are an integral part of these financial statements.

PATRIOT POWER CORP.
Notes to Audited Financial Statements
(An Exploration Stage Company)
From inception (March 7, 2005) to March 31, 2006
(Stated in U.S. Dollars)

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

The Company was incorporated in the State of Nevada on March 7, 2005 as Lions Metals Inc. On December 15, 2005 the Company changed its name to Patriot Power Corp.

Patriot  Power  is  an  exploration  stage company  engaged  in  the  acquisition  and exploration of uranium properties. The Company’s business model is focused on exploring properties in areas where uranium mineralization is present and where there have been previous uranium exploration activities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Accounting Method

The  Company’s  financial  statements  are  prepared  using the  accrual method  of accounting. The Company has elected a March 31 year-end.

b. Revenue Recognition

The  Company  recognizes  revenue  when  persuasive  evidence  of  an  arrangement exists, goods delivered, the contract price is fixed or determinable, and collectibility is reasonably assured.

c. Income Taxes

The Company provides for income taxes under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. SFAS No. 109 requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect currently.

SFAS No. 109 requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. In the Company’s opinion, it is uncertain whether they will generate sufficient taxable income in the future to fully utilize the net deferred tax asset. Accordingly, a valuation allowance equal to the deferred tax asset has been recorded. The total deferred tax asset is $20,618, which is calculated by multiplying a 34% estimated tax rate by the cumulative NOL of $430,366. The total valuation allowance is a comparable $147,684. Details for the last two years follow:

PATRIOT POWER CORP.
Notes to Audited Financial Statements
(An Exploration Stage Company)
From inception (March 7, 2005) to March 31, 2006
(Stated in U.S. Dollars)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Deferred Tax Asset	$146,324	$1,360
Valuation Allowance	(146,364)	(1,360)
Current Taxes Payable	0.00	0.00
Income Tax Expense	$0.00	$0.00

Below is a chart showing the estimated corporate federal net operating loss (NOL) and the year in which it will expire.

Year	Amount	Expiration
2005	$4,000	2025
2006	$426,366	2026
Total NOL	$430,366

The Company has filed no income tax returns since inception.

d. Foreign currency translation

Foreign currency transactions are recorded at the rate of exchange on the date of the transaction. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are reported using the closing exchange rate. Exchange differences arising on the settlement of transactions at rates different from those at the date of the transaction, as well as unrealized foreign exchange differences on unsettled foreign currency monetary assets and liabilities, are recognized in the income statement.

Unrealized exchange differences on non-monetary financial assets (investments in equity instruments) are a component of the change in their entire fair value. For a non-monetary financial asset unrealized exchange differences are recognized in the income  statement.  For  non-monetary  financial  investments  unrealized  exchange differences  are  recorded  directly  in Equity  until  the  asset  is  sold  or  becomes impaired.

e. Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PATRIOT POWER CORP.
Notes to Audited Financial Statements
(An Exploration Stage Company)
From inception (March 7, 2005) to March 31, 2006
(Stated in U.S. Dollars)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

f. Assets

The company’s assets are composed as of March 31, 2006 of cash and equivalents for $1,151,141, investment in exploration properties for $2,500 and a reclamation bond for $22,000. Other current assets represent advances to Ashworth Explorations for $17,307 and accounts receivable represent a loan to Atomic Minerals for $180,000. As of March 31, 2005 total Assets was $0.00.

PATRIOT POWER CORP.
(An Exploration Stage Company)
Balance Sheet

	As of
	March 31, 2006	March 31, 2005
Assets
Current Assets
Cash and cash equivalents	$1,151,141	$-
Accounts Receivable	$180,000
Other Current Assets	17,307
Total Current Assets	1,348,448

Fixed Assets
Property- Acquisition (Maggie-May)	2,500
Other Assets
Reclamation Bond	22,000
Total Fixed Assets	24,500	-
Total Assets	$1,372,948	$-

g. Mineral Claims

On November 2, 2005, Patriot Power Inc. negotiated an option to acquire from Maggie May Minerals Inc. an undivided 100% right, title and interest in and to twenty-one unpatented lode-mining claims (the “Lake Claims”) located at Mormon Lake in Gila County, Arizona. The Company's exploration properties are all at the exploration stage and do not contain any reserves at this time.

PATRIOT POWER CORP.
Notes to Audited Financial Statements
(An Exploration Stage Company)
From inception (March 7, 2005) to March 31, 2006
(Stated in U.S. Dollars)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

h. Income

Income represents all of the company’s revenue less all its expenses in the period incurred. The Company has generated no revenues as of March 31, 2006 and March 31, 2005.

PATRIOT POWER CORP.
(An Exploration Stage Company)
Statement of Operations

	For the Year Ended on March 31, 2006	For the Year Ended on March 31, 2005	From Inception (March 7, 2005) to March 31, 2006

REVENUE	$-	$-	$-

Expenses
Bank Charges	$113	$-	$113
Accounting Charges	$2,597	$-	$2,597
Shares Issued in Lieu of Payment for Services	$2,000	$4,000	$6,000
Recognition of an Imparement Loss (Mineral Claims)	$390,000	$-	$390,000
Consulting & Subcontractors	$9,925	$-	$9,925
Transfer Agent	$2,765	$-	$2,765
Legal Fees	13,529	$-	13,529
Foreign Exchange	5,437	$-	5,437
Total Expenses	$426,366	$4,000	$430,366

The Company has paid expenses for $426,366 as of March 31, 2006 and $4,000 for the year ended on March 31, 2005.

The Company’s net income (loss) from March 7, 2005 (Inception) to March 31, 2006 was ($430,366), ($426,366) for the year ended March 31, 2006 and ($4,000) for the year ended March 31, 2005.

PATRIOT POWER CORP.
Notes to Audited Financial Statements
An Exploration Stage Company)
From inception (March 7, 2005) to March 31, 2006
(Stated in U.S. Dollars)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

i. Basic Income (Loss) Per Share

In accordance with SFAS No. 128-“Earnings Per Share”, the basic loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding. Diluted loss per common share  is computed  similar  to  basic loss  per  common  share  except  that  the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. At March 31, 2006, the Company has no stock  equivalents  that  were  anti-dilutive  and  excluded  in  the  earnings  per share computation.

	For the Year Ended on March 31, 2006	For the Year Ended on March 31, 2005	From Inception (March 7, 2005) to March 31, 2006

Net Income (Loss)	$(426,366)	$(4,000)	$(430,366)

Basic & Diluted (Loss) per Share	(0.02)	(0.000)

Weighted Average Number of Shares Outstanding	20,119,999	4,000,000

j.  Cash and Cash Equivalents

For purposes of the statement of cash flows, the company considers all highly liquid investments purchased with maturity of three months or less to be cash equivalents.

	As of
	March 31, 2006	March 31, 2005
Assets
Current Assets
Cash and cash equivalents	$1,151,141	$-
Accounts Receivable	$180,000
Other Current Assets	17,307
Total Current Assets	1,348,448

PATRIOT POWER CORP.
Notes to Audited Financial Statements
(An Exploration Stage Company)
From inception (March 7, 2005) to March 31, 2006
(Stated in U.S. Dollars)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k. Liabilities

Liabilities are made up of current and long-term liabilities. Current liabilities include accounts payable and accrued liabilities for $17,314.

The Company holds no long-term liabilities as of March 31, 2006.

	As of
	March 31, 2006	March 31, 2005
Liabilities
Current Liabilities
Accounts Payable & Accrued Liabilities	$17,314
Total Current Liabilities	17,314	-

Long-Term Liabilities	-	-
Total Liabilities	$17,314	$-

Share Capital

a) Authorized:

75,000,000 common shares with a par value of $0.001

b) Issued:

As of March 31, 2006, there are twenty six million thirty five thousand (26,035,000)

common shares issued and outstanding.

There are no preferred shares outstanding. The Company has issued no authorized preferred shares.

The Company has no stock option plan, warrants or other dilutive securities.

The Company issued 4,000,000 shares at $0.001 par value, for a total of $4,000 in lieu of payment for services at founders.

PATRIOT POWER CORP.
Notes to Audited Financial Statements
(An Exploration Stage Company)
From inception (March 7, 2005) to March 31, 2006
(Stated in U.S. Dollars)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

On May 2, 2005 the Company issued 2,000,000 shares, for a total of $2,000 in lieu of payment for services.

On May 31, 2005 the Company did a forward split of its common stock on a ratio of

3.33 to 1. The issued and outstanding shares increased from 6,000,000 to 19,980,000 issued and outstanding.

In December of 2005, there was an issuance of 895,000 common shares at $0.50 per share.

In January of 2006, there was an issuance of 520,000 common shares at $0.50 per share.

In February of 2006, there was an issuance of 2,140,000 common shares at $0.50 per share and 2,500,000 common shares at $0.001 per share.

NOTE 3 - GOING CONCERN

The accompanying  financial  statements  have  been  prepared  assuming  that  the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The financial statements do not include any adjustments that might result from this uncertainty.

As shown in the accompanying financial statements, the Company has incurred a net loss ($430,366) for the period from March 31, 2005 (inception) to March 31, 2006. The future of the Company is dependent upon its ability to obtain financing and upon future profitable operations from the development of acquisitions. Management has plans to seek additional capital through a private placement and public offering of its common stock.  The financial statements do not include any adjustments relating to the  recoverability  and  classification  of  recorded  assets,  or  the  amounts  of  and classification of liabilities that might be necessary in the event the Company cannot continue in existence. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

PATRIOT POWER CORP.
(An Exploration Stage Company)
Interim Financial Statements and
Notes to Interim Financial Statements
June 30, 2006
(Stated in US Dollars)
(Unaudited)

PATRIOT POWER CORP.
(An Exploration Stage Company)
INTERIM BALANCE SHEETS
June 30, 2006 and March 31, 2006
(Stated in US Dollars)
(Unaudited)

	June 30,	March 31,
ASSETS	2006	2006
	(Unaudited)	(Audited)
Current Assets
Cash and cash equivalents	$582,497	$1,151,141
Accounts Receivable	180,000	180,000
Other Current Assets	-	17,307
	$762,497	$1,348,448

Fixed Assets
Property - Acquisition (Maggie-May)	$2,500	$2,500

Other Assets
Reclamation Bond	$22,000	$22,000

	$786,997	$1,372,948

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$40,519	$17,314

STOCKHOLDERS’ DEFICIENCY
75,000,000 Shares Authorized @ a Par Value of $0.001
26,035,000 Shares Issued and Outstanding	$26,035	$26,035
Additional paid-in capital	1,759,965	1,759,965
Deficit accumulated during the pre-exploration stage	(1,039,522)	(430,366)

	746,478	1,355,634

	$786,997	$1,372,948

PATRIOT POWER CORP.
(An Exploration Stage Company)
INTERIM STATEMENTS OF OPERATIONS
For the three-months ended June 30, 2006 and 2005
and for the period March 5, 2005 (Date of Inception) to June 30, 2006
(Stated in US Dollars)
(Unaudited)

			March 7, 2005
			(Date of
	Three-months ended		Inception) to
	June 30,		June 30,
	2006	2005	2006
Expenses
Recognition of impairment loss (mineral claims)	$514,657	$-	$904,657
Accounting and audit fees	7,219	-	9,816
Bank charges and interest	329	-	442
Consulting and subcontracts	24,000	-	33,925
Legal fees	40,400	-	53,929
Loan Interest	19,000	-	19,000
Office and general	67	-	67
Shares issued in lieu of payment for services	-	-	6,000
Transfer agent & filing fees	1,038	-	3,803
Travel and promotion	5,223	-	5,223
Transfer agent & filing fees	4,127	-	9,564

Loss before other item	(616,060)	-	(1,046,426)

Other item
Interest income	$6,904	$-	$6,904

Net loss for the period	$(609,156)	$-	$(1,039,522)

Basic loss per share	$(0.02)	$-

Weighted average number of shares outstanding	26,035,000	-

PATRIOT POWER CORP.
(An Exploration Stage Company)
INTERIM STATEMENTS OF CASH FLOWS
For the three-months ended June 30, 2006 and 2005
(Stated in US Dollars)
(Unaudited)

	Three-months ended
	June 30,
	2006	2005

Cash Flows used Operating Activities
Net loss for the period	$(609,156)	$-
Changes in cash working capital items related to operations:
Accounts receivables	-	-
Other receivables	17,307	-
Accounts payable	23,205	-

	(568,644)	-

Cash Flows from Investing Activities
Reclamation bond	-	-

Cash Flows from Financing Activities
Capital stock issued	-	-

Decrease in cash during the period	$(568,644)	$-

Cash, beginning of the period	1,151,141	-

Cash, end of the period	$582,497	$-

PATRIOT POWER CORP.
(An Exploration Stage Company)
INTERIM STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIENCY)
for the period March 7, 2005 (Date of Inception) to June 30, 2006
(Stated in US Dollars)
(Unaudited)

				Deficit
				Accumulated
			Additional	During the
	Common Stock		Paid-in	Exploration	Total
	Shares	Amount	Capital	Stage	Equity

Shares issued at Founders @ $0.001
in Lieu of Payment for Services	13,200,000	$13,320	$(9,320)	$-	$4,000

Net loss for the period	-	-	-	-	-

Balance as at March 31, 2005	13,320,000	13,320	(9,320)	-	4,000

Shares Issued on May 2005
in Lieu of Payment for Services	6,660,000	6,660	(4,660)	-	2,000

Common shares issued for cash at
$0.50 per share, December 2005	895,000	895	446,605	-	447,500

Common shares issued for cash at
$0.50 per share, January 2006	520,000	520	259,480	-	260,000

Common shares issued for cash at
$0.50 per share, February 2006	2,140,000	2,140	1,067,860	-	1,070,000

Property Purchase	2,500,000	2,500	-	-	2,500

Net loss for the year ended March 31, 2006	-	-	-	(430,366)	(430,366)

Balance as at March 31, 2006	26,035,000	26,035	1,759,965	(430,366)	1,355,634

Net loss for the three months-ended June 30, 2006	-	-	-	(609,156)	(609,156)

Balance as at June 30, 2006	26,035,000	$26,035	$1,759,965	$(1,039,522)	$764,478

PATRIOT POWER CORP.
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
June 30, 2006
(Stated in US Dollars)
(Unaudited)

Note 2	Interim Reporting

While information presented in the accompanying interim financial statements is unaudited, it includes all adjustments, which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. All adjustments are of a normal recurring nature. It is suggested that these interim financial statements be read in conjunction with the company’s March 31, 2006 financial statements.

The results of operations for the period ended June 30, 2006, are not necessarily indicative of the results that can be expected for the year ended March 31, 2006.

Note 2	Continuance of Operations

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next twelve months. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At June 30, 2006 the Company had not yet achieved profitable operations, has accumulated losses of $1,039,522 since its inception, has a working capital of $721,978 and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management has no formal plan in place to address this concern but considers that the Company will be able to obtain additional funds by equity financing and/or related party advances, however there is no assurance of additional funding being available.

PATRIOT POWER CORP.
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
June 30, 2006
(Stated in US Dollars)
(Unaudited)

Note 3 Mineral Properties

Mormon Lake

On November 2, 2005, the Company negotiated an option to acquire from Maggie May Minerals Inc. an undivided 100% right, title and interest in and to 21 unpatented lode-mining claims (the “Lake Claims”) located at Mormon Lake in Gila County, Arizona. The Company’s exploration properties are all at the exploration stage and do not contain any reserves at this time.

Note 4 Share Capital

a) Authorized:

75,000,000 common shares with a par value of $0.001

b)	Issued:

	# of Shares	$
Issued for services:
- Founders shares @ $0.001	4,000,000	4,000
- Additional services @ $0.001	2,000,000	2,000
	6,000,000	6,000
- Forward split 3.33 to 1		-
New Balance	19,980,000	6,000
Issued for cash:
- Private Placement @ $0.50	3,555,000	1,777,500
Issued for property:
- Mormon Lake Property @ $0.001	2,500,000	2,500
Balance, March 31, 2006	26,035,000	1,786,000

Balance, June 30, 2006	26,035,000	1,786,000

As of June 30, 2006, there are twenty six million thirty five thousand (26,035,000)

common shares issued and outstanding.

There are no preferred shares outstanding. The Company has issued no authorized preferred shares.

The Company has no stock option plan, warrants or other dilutive securities.

PATRIOT POWER CORP.
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
June 30, 2006
(Stated in US Dollars)
(Unaudited)

Note 4 Share Capital (continued)

The Company issued 4,000,000 shares at $0.001 par value, for a total of $4,000 in lieu of payment for services at founders.

On May 2, 2005 the Company issued 2,000,000 shares, for a total of $2,000 in lieu of payment for services.

On May 31, 2005 the Company did a forward split of its common stock on a ratio of 3.33 to 1. The issued and outstanding shares increased from 6,000,000 to 19,980,000 issued and outstanding.

In December of 2005, there was an issuance of 895,000 common shares at $0.50 per share.

In January of 2006, there was an issuance of 520,000 common shares at $0.50 per share.

In February of 2006, there was an issuance of 2,140,000 common shares at $0.50 per share and 2,500,000 common shares at $0.001 per share.

Note 5	Related Party Transactions

The Company was charged the following by a company controlled by a director of the Company:

	Three-months ended
	June 30,
	2006	2005

Consulting fees	$12,000	$12,000

No dealer, salesman or any other person has been authorized to give any quotation or to make any representations in connection with the offering described herein, other than those contained in this prospectus. If given or made, such other information or representation, must not be relied upon as having been authorized by the Company or by any underwriter. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy any securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

DEALER PROSPECTUS DELIVERY OBLIGATION

Until __________________ (90th day after the later of (1) the effective date of the registration statement or (2) the first date on which the securities are offered publicly), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 1. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 78.7502 of the Nevada Revised Statutes and Article VII of our Articles of Incorporation permit us to indemnify our officers and directors and certain other persons against expenses in defense of a suit to which they are parties by reason of such office, so long as the persons conducted themselves in good faith and the persons reasonably believed that their conduct was in our best interests or not opposed to our best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. See our Articles of Incorporation filed as Exhibit 2.1 to this registration statement.

Indemnification is not permitted in connection with a proceeding by us or in our right in which the officer or director was adjudged liable to us or in connection with any other proceeding charging that the officer or director derived an improper personal benefit, whether or not involving action in an official capacity.

ITEM 2. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The expenses to be paid by us in connection with the securities being registered are as follows:

AMOUNT

Securities and Exchange Commission Registration Fee*	$100
Accounting Fees and Expenses	3,000
Legal Fees and Expenses	6,500
Transfer Agent and Registrar Fees and Expenses	250
Printing Expenses	100
Miscellaneous Expenses	50

Total	$10,000	*

*Estimated amount

ITEM 3. UNDERTAKINGS

The Company hereby undertakes to:

1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

i) Include any prospectus required by section 10(a)(3) of the Securities Act; and

ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b)) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

iii) Include any additional or changed material information on the plan of distribution.

2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

3) To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering;

4) That, for the purpose of determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424 of Regulation C of the Securities Act;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

(iv) Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 512(g) Undertaking:

(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

ITEM 4. UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR

The Company sold a total of 3,555,000 shares of its common stock to accredited investors in December 2005, and January 2006, for cash consideration of $1,777,500. The Company relied upon the exemption from registration contained in Regulation S and Section 4(2) of the Securities Act of 1933. All investors were deemed to be sophisticated with regard to in an investment in the registrant.

We did not engage in a distribution of this offering in the United States. Each purchaser represented their intention to acquire the securities for investment only and not with a view toward distribution. Appropriate legends have been affixed to the stock certificate issued to each purchaser in accordance with Regulation S. Each investor was given adequate access to sufficient information about us to make an informed investment decision. None of the securities were sold through an underwriter and accordingly, there were no underwriting discounts or commissions involved. No registration rights were granted to any of the purchasers.

As of June 30, 2006, there are twenty six million thirty five thousand (26,035,000) common shares issued and outstanding.

There are no preferred shares outstanding. The Company has issued no authorized preferred shares.

The Company has no stock option plan, warrants or other dilutive securities.

Subsequent Transactions:

The Company issued 4,000,000 shares at $0.001 par value, for a total of $4,000 in lieu of payment for services to founders. The Company relied upon the exemption from registration contained in Regulation S and Section 4(2) of the Securities Act of 1933.  All investors were deemed to be sophisticated with regard to an investment in the registrant.

On May 2, 2005 the Company issued 2,000,000 shares, for a total of $2,000 in lieu of payment for services. The Company relied upon the exemption from registration contained in Regulation D and Section 4(2) of the Securities Act of 1933.  All investors were deemed to be sophisticated with regard to an investment in the registrant.

On May 31, 2005 the Company did a forward split of its common stock on a ratio of 3.33 to 1. The issued and outstanding shares increased from 6,000,000 to 19,980,000 issued and outstanding.

In December of 2005, there was an issuance of 895,000 common shares at $0.50 per share. The Company relied upon the exemption from registration contained in Regulation S and Regulation D and Section 4(2) of the Securities Act of 1933.  All investors were deemed to be sophisticated with regard to an investment in the registrant.

In January of 2006, there was an issuance of 520,000 common shares at $0.50 per share. The Company relied upon the exemption from registration contained in Regulation S and Regulation D and Section 4(2) of the Securities Act of 1933.  All investors were deemed to be sophisticated with regard to an investment in the registrant.

In February of 2006, there was an issuance of 2,140,000 common shares at $0.50 per share and 2,500,000 common shares at $0.001 per share. The Company relied upon the exemption from registration contained in Regulation S and Regulation D and Section 4(2) of the Securities Act of 1933.  All investors were deemed to be sophisticated with regard to an investment in the registrant.

ITEM 5. INDEX TO EXHIBITS

REGULATION
SB-1	EXHIBIT

3.1	Articles of Incorporation**

3.2	Bylaws**

5.1	Consent and Opinion of Aaron D. McGeary, Attorney *

10.1	Agreement Maggie Minerals Inc. November 02, 2005**

10.2	Agreement Atomic Minerals Inc. February 21, 2006 **

23.1	Consent of Moore & Associates Chartered Accountants*

* Filed Herewith
** Incorporated by reference to the Company’s registration statement on Form SB-1, filed with the Securities Commission on July 20,2006.

ITEM 6. DESCRIPTION OF EXHIBITS

See Item 5 above.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Vancouver, Province of British Columbia, on November 28, 2006.

PATRIOT POWER CORP.

By:	/s/ RON ATLAS
RON ATLAS
Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director

By:	/s/ KEN THORSEN
Ken Thorsen
Director

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

SIGNATURE	TITLE	DATE
/s/ RON ATLAS RON ATLAS	Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director	November 28, 2006.

s/ KEN THORSEN Ken Thorsen	Director	November 28, 2006.